Cohen & Steers

280 Park Avenue

New York, NY 10017

February 3, 2021

Securities and Exchange Commission

Filing Desk

100 F. Street N.E.

Washington, D.C. 20549

Re:	Joint Insured Fidelity Bond of:

Cohen & Steers Alternative Income Fund, Inc. (File No. 811-21668)

Cohen & Steers Global Infrastructure Fund, Inc. (File No. 811-21488)

Cohen & Steers Global Realty Shares, Inc. (File No. 811-08059)

Cohen & Steers Institutional Realty Shares, Inc. (File No. 811-09631)

Cohen & Steers International Realty Fund, Inc. (File No. 811-21677)

Cohen & Steers Preferred Securities and Income Fund, Inc. (File No. 811-22392)

Cohen & Steers Real Estate Securities Fund, Inc. (File No. 811-08287)

Cohen & Steers Realty Shares, Inc. (File No. 811-06302)

Cohen & Steers Real Assets Fund, Inc. (File No. 811-22621)

Cohen & Steers MLP & Energy Opportunity Fund, Inc. (File No. 811-22867)

Cohen & Steers Low Duration Preferred and Income Fund, Inc. (File No. 811-23097)

Cohen & Steers Preferred Securities and Income SMA Shares, Inc. (File No. 811-23393)

Cohen & Steers Closed-End Opportunity Fund, Inc. (File No. 811-21948)

Cohen & Steers Infrastructure Fund, Inc. (File No. 811-21485)

Cohen & Steers Quality Income Realty Fund, Inc. (File No. 811-10481)

Cohen & Steers REIT and Preferred Income Fund, Inc. (File No. 811-21326)

Cohen & Steers Select Preferred and Income Fund, Inc. (File No. 811-22455)

Cohen & Steers Total Return Realty Fund, Inc. (File No. 811-07154)

Cohen & Steers Limited Duration Preferred and Income Fund, Inc. (File No. 811-22707)

Cohen & Steers MLP Income and Energy Opportunity Fund, Inc. (File No. 811-22780)

Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund (File No. 811-23493)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment management companies (the “Funds”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:

(i)

A copy of the endorsements to the Fidelity Bond (the “Bond”), effective December 31, 2020, issued by Travelers Casualty and Zurich American Insurance Company insuring the Funds is attached as Exhibit 1;

(ii)	A copy of the Fidelity Bond Agreement in accordance with Rule 17g-1(f) is attached as Exhibit 2;

(iii)

A copy of the resolutions of the Directors of each Board, a majority of whom are not “interested persons” of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund is attached as Exhibit 3; and

(iv)

A Rule 17g-1 Minimum Amount of Bond worksheet, showing the amount of a single insured bond which each Fund would have to maintain, had it not been named as an insured under the joint Bond, is attached as Exhibit 4.

The premiums for the Bond will be appropriately paid from December 31, 2020 through December 31, 2021.

If there are any questions regarding this filing, please contact the undersigned at (212) 796-9347.

Very truly yours,

/s/ Dana A. DeVivo

Dana DeVivo
Secretary and Chief Legal Officer

New York Free Trade Zone Filing Exemption
This document is deemed part of the face of the Policy.	And Class Code Disclosure

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14183 Fiduciary Liability

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 107024505

AFE-19002 Rev. 01-19
© 2019 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

One Tower Square

Hartford, CT 06183

Toll-Free ERISA HelpLine

As part of the services provided through Risk Management PLUS+ Online®, Travelers Bond & Specialty Insurance is pleased to provide its Fiduciary Liability policyholders with access to the ERISA HelpLine, a toll-free hotline designed for quick, practical guidance on day-to-day workplace issues.

To utilize the HelpLine, call 1-888-401KLAW (1-888-401-5529).

Through the ERISA HelpLine, policyholders are eligible to receive up to one hour of consultation with an ERISA attorney from the law firm of Morgan Lewis at no charge. Morgan Lewis is a global law firm with a national ERISA practice and more than 1,400 lawyers in 22 offices throughout the world.

The ERISA HelpLine is designed to provide general guidance on issues relating to employee benefits and ERISA law. From reviewing issues related to contingent workers to questions about HIPAA, attorneys from Morgan Lewis are there to help you. The ERISA HelpLine is available toll-free from anywhere in the United States.

We encourage policyholders to take advantage of this no-cost hotline. For more information about the hotline, go to www.rmplusonline.com/ERISAHelpLine.

This material does not amend, or otherwise affect, the provisions or coverages of any insurance policy or bond issued by Travelers. It is not a representation that coverage does or does not exist for any particular claim or loss under any such policy or bond. Coverage depends on the facts and circumstances involved in the claim or loss, all applicable policy or bond provisions, and any applicable law. Availability of coverage referenced in this document can depend on underwriting qualifications and state regulations.

Travelers Casualty and Surety Company of America,and its property casualty affiliates, 1 Tower Square, Hartford, CT 06183

LTR-4025 Ed. 01-09 Printed in U.S.A.
© 2009 The Travelers Companies, Inc. All Rights Reserved	Page 1 of 1

PO Box 2950

Hartford, CT 06104-2950

December 23, 2020

COHEN & STEERS CAPITAL MANAGEMENT, INC

280 PARK AVE FL 10

NEW YORK, NY 10017-1220

Re: Important Information about Claims Information Line

Dear COHEN & STEERS CAPITAL MANAGEMENT, INC

Travelers Bond & Specialty Insurance is pleased to announce its 1-800-842-8496 Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

• The information that needs to be included with the claim notice

• The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information

• Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy’s reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

Best regards,

Robert P Hamilton

LTR-4035 Ed. 06-09
© 2009 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

One Tower Square

Hartford, CT 06183

12/23/2020

COHEN & STEERS CAPITAL MANAGEMENT, INC

280 PARK AVE FL 10

NEW YORK, NY 10017-1220

RE: Risk Management PLUS+ Online ® from Travelers Bond & Specialty Insurance (www.rmplusonline.com)

As a Travelers Bond & Specialty Insured you receive risk management services, at no cost, to help protect you and your business.

Risk Management PLUS+ Online, is a robust website to assist you in the mitigation of risk relative to employment practices, directors and officers, fiduciary liability, cyber, crime, kidnap & ransom, and identity fraud exposures.

Highlights of Risk Management PLUS+ Online include:

•	Thousands of articles on a variety of risk management topics
•	Topical webinars and podcasts on current issues
•	Checklists to assist in managing risk
•	Web based training
•	Model Employee Handbook, including policies and forms for downloading or printing that reduce risks in the workplace.

The following Risk Management PLUS+ Online Registration Instructions contain easy, step-by-step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It’s that simple.

Thank you for choosing Travelers Bond & Specialty Insurance for your insurance needs. Travelers is a market leader in providing management liability and crime coverages that are specifically customized for your organization.

Instructions for Registration & Orientation to Risk Management PLUS+ Online®

Registration for Site Administrators:

The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

1.	Go to www.rmplusonline.com.
2.	In the Sign-In box, click Register.
3.	Enter the password/passcode: <TRVP300100 for Insurance Companies> <TRVP300400 for Banks and Diversified> <TRVP300300 for Asset Management>
4.	Fill in the Registration Information and click Submit.
5.	Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:

1.	Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.
2.	If you have any questions, just click on Contact Us on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.
3.	You can also schedule a live walk-through of the site by sending a request for a walk-through via the contact link on the front page.

LTR-4107 Rev. 06-18
© 2018 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

This notice provides no coverage, nor does it change any policy terms. To determine the scope of coverage and the insured’s rights and duties under the policy, read the entire policy carefully. For more information about the content of this notice, the insured should contact their agent or broker. If there is any conflict between the policy and this notice, the terms of the policy prevail.	Independent Agent And Broker Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation

One Tower Square

Hartford, Connecticut 06183

(866) 904.8348

NTC-19036 Rev. 01-19
© 2019 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

MOCK REGULATORY EXAMINATION REIMBURSEMENT NOTICE

This notice provides no coverage, nor does it amend any provision of your policy. You should review your entire policy carefully for complete information on the coverages provided and to determine your rights and duties under your policy. Please contact your agent or broker if you have any questions about this notice or its contents. If there is any conflict between your policy and this notice, the provisions of the policy prevail.

As part of the Mock Regulatory Examination Coverage, Insureds are eligible for a premium reimbursement when they use any Pre- Approved Compliance Consulting Firm, listed below, to conduct a mock regulatory examination of their organization. The Company’s prior consent is not required for such reimbursement when using a Pre-Approved Compliance Consulting Firm. Once the firm has completed its examination, the Insured should contact its agent or broker for a reimbursement form and additional instructions.

Premium reimbursement is calculated by the lesser of: 50% of the cost of the examination, or 10% of the annual premium; up to a maximum reimbursement of $25,000. Please see the Mock Regulatory Examination Endorsement for details.

Pre-Approved Compliance Consulting Firms*:

•	ACA Compliance Group
•	Ascendant Compliance Management
•	Blue River Partners LLC
•	Duff & Phelps
•	Foreside Financial Group
•	Frontline Compliance
•	National Regulatory Services, Inc.
•	Oyster Consulting
•	SEC3 Compliance Consultants
•	Securities Compliance Advisors, LLC
•	Titan Regulation

*	The Company reserves the right to modify this list without notice, and assumes no liability for these firms.

NTC-19062 Rev. 06-20
© 2020 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

Investment Advisers and Funds
Declarations

POLICY NO. 107024505

Travelers Casualty and Surety Company of America

One Tower Square

Hartford, Connecticut 06183

(A Stock Insurance Company, herein called the Company)

THE LIABILITY COVERAGES ARE WRITTEN ON A CLAIMS-MADE BASIS AND ONLY COVER CLAIMS MADE AGAINST INSUREDS DURING THE POLICY PERIOD, OR APPLICABLE EXTENDED REPORTING PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY SETTLEMENTS OR JUDGMENTS ARE REDUCED AND MAY BE EXHAUSTED BY DEFENSE EXPENSES, AND DEFENSE EXPENSES ARE APPLIED AGAINST THE RETENTION. THE COMPANY HAS NO DUTY TO DEFEND ANY CLAIM.

ITEM 1	NAMED INSURED / INSURANCE REPRESENTATIVE

COHEN & STEERS CAPITAL MANAGEMENT, INC

D/B/A:

Principal Address:

280 PARK AVE FL 10

NEW YORK, NY 10017-1220

ITEM 2	POLICY PERIOD

Inception Date: December 31, 2020             Expiration Date: December 31, 2021

12:01 A.M. local time for both dates at the Principal Address stated in ITEM 1.

ITEM 3	COMPANY INFORMATION

All notices of Claim or Loss must be sent to the Company by Mail, Email, or Facsimile as set forth below:

Travelers Bond & Specialty Insurance

Attn: Claim Department

Email: BSIclaims@travelers.com

Fax: (888) 460-6622

Mail: Travelers Bond & Specialty Insurance Claim

385 Washington St. – Mail Code 9275-NB03F

St Paul, MN 55102

Travelers Bond & Specialty Insurance Claim telephone number: 800-842-8496

IV-15001 Rev. 07-16
© 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 3

ITEM 4	COVERAGES INCLUDED IN THIS POLICY

Liability Coverage(s):

Fiduciary Liability

ITEM 5	COVERAGE DETAILS

FIDUCIARY LIABILITY

Limit of Liability:

$5,000,000                     for all Claims and Settlement Program Notices

Settlement Program Limit of Liability:

$250,000                        for each Settlement Program Notice

HIPAA Limit of Liability:

$500,000                     for all HIPAA civil penalties

Retention:

$10,000                     for each Claim under Insuring Agreement A

$0                                  for each Settlement Program Notice under Insuring Agreement B

Prior or Pending Proceeding Date: September 27, 2011

ITEM 6	PREMIUM FOR THE POLICY PERIOD FOR ALL COVERAGES

$15,384.00 Policy Premium for all purchased Coverages listed in ITEM 4

ITEM 7	EXTENDED REPORTING PERIOD FOR LIABILITY COVERAGES

Additional Premium Percentage:             75%

Additional Months:                                  12

ITEM 8	SHARED LIMIT OF LIABILITY / LIMIT OF INSURANCE

Not Applicable                                         for all Claims under the following Shared Coverages:

ITEM 9	FORMS ATTACHED AT ISSUANCE FOR ALL COVERAGES

AFE-19002-0119; ACF-7003-0110; AFE-19029-0719; AFE-19030-0719; IV-16001-0116; IV-19054-0116; IV-19022-0116; IV-19060-0116; IVFRI-17002-0116; IV-17022-0320; IVFRI-16001-0116; IVFRI-19008-0116; IVFRI-19009-0116; IVFRI-19015-0716; IVFRI-0001-1118; IV-10098-0717

PRODUCER INFORMATION:

WTW NORTHEAST INC

200 LIBERTY ST

NEW YORK, NY 10281

IV-15001 Rev. 07-16
© 2016 The Travelers Indemnity Company. All rights reserved.	Page 2 of 3

IN WITNESS WHEREOF, the Company has caused this policy to be signed by its authorized officers.

President, Bond & Specialty Insurance	Corporate Secretary

IV-15001 Rev. 07-16
© 2016 The Travelers Indemnity Company. All rights reserved.	Page 3 of 3

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK TIMELY NOTICE AND DIRECT ACTION ENDORSEMENT

This endorsement modifies the following:

Fiduciary Liability

It is agreed that:

The following conditions are added:

WHEN FAILURE TO GIVE TIMELY NOTICE MAY AFFECT COVERAGE

Notwithstanding anything to the contrary, the failure to give notice to the insurer as soon as practicable as required under this policy will not invalidate coverage for any claim unless the failure to provide such timely notice has prejudiced the insurer. However, coverage for any claim will not be invalidated on such grounds if it is shown that it was not reasonably possible to give such timely notice and that notice was given as soon as reasonably possible thereafter.

DIRECT ACTION AGAINST THE INSURER FOR DENIAL BASED ON FAILURE TO PROVIDE TIMELY NOTICE

Notwithstanding anything to the contrary, with respect to any claim covered by this policy arising out of death or personal injury of any person, if the insurer disclaims liability or denies coverage based upon the failure to provide timely notice, then the injured person or other claimant may maintain an action directly against the insurer, provided that the sole question is whether the insurer’s disclaimer of liability or denial of coverage is based on the failure to provide timely notice, unless within 60 days of such disclaimer or denial, the insurer or the insured:

a.	initiates an action to declare the rights of the parties under this policy; and

b.	names the injured person or other claimant as a party to the action.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 107024505

ACF-7003 Ed. 01-10 Printed in U.S.A.
© 2010 The Travelers Companies, Inc. All Rights Reserved	Page 1 of 1

This endorsement modifies any Coverage Part or Coverage Form included in this Policy that is subject to the federal Terrorism Risk Insurance Act of 2002 as amended.	Cap On Losses From Certified Acts Of Terrorism Endorsement

The following is added to this Policy. This provision can limit coverage for any loss arising out of a Certified Act Of Terrorism if such loss is otherwise covered by this Policy. This provision does not apply if and to the extent that coverage for the loss is excluded or limited by an exclusion or other coverage limitation for losses arising out of Certified Acts Of Terrorism in another endorsement to this policy.

If aggregate insured losses attributable to Certified Acts Of Terrorism exceed $100 billion in a calendar year and the Insurer has met its insurer deductible under TRIA, the Insurer will not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case, insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

Certified Act Of Terrorism means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of TRIA, to be an act of terrorism pursuant to TRIA. The criteria contained in TRIA for a Certified Act Of Terrorism include the following:

1.	The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to TRIA; and

2.

The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

TRIA means the federal Terrorism Risk Insurance Act of 2002 as amended.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 107024505

AFE-19029 Rev. 07-19
© 2019 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

This endorsement modifies any Coverage Part or Coverage Form included in this Policy that is subject to the federal Terrorism Risk Insurance Act of 2002 as amended.	Federal Terrorism Risk Insurance Act Disclosure Endorsement

The federal Terrorism Risk Insurance Act of 2002 as amended (“TRIA”), establishes a program under which the Federal Government may partially reimburse “Insured Losses” (as defined in TRIA) caused by “Acts Of Terrorism” (as defined in TRIA). Act Of Terrorism is defined in Section 102(1) of TRIA to mean any act that is certified by the Secretary of the Treasury – in consultation with the Secretary of Homeland Security and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

The Federal Government’s share of compensation for such Insured Losses is established by TRIA and is a percentage of the amount of such Insured Losses in excess of each Insurer’s “Insurer Deductible” (as defined in TRIA), subject to the “Program Trigger” (as defined in TRIA). Through 2020, that percentage is established by TRIA as follows:

•	85% with respect to such Insured Losses occurring in calendar year 2015.
•	84% with respect to such Insured Losses occurring in calendar year 2016.
•	83% with respect to such Insured Losses occurring in calendar year 2017.
•	82% with respect to such Insured Losses occurring in calendar year 2018.
•	81% with respect to such Insured Losses occurring in calendar year 2019.
•	80% with respect to such Insured Losses occurring in calendar year 2020.

In no event, however, will the Federal Government be required to pay any portion of the amount of such Insured Losses occurring in a calendar year that in the aggregate exceeds $100 billion, nor will any Insurer be required to pay any portion of such amount provided that such Insurer has met its Insurer Deductible. Therefore, if such Insured Losses occurring in a calendar year exceed $100 billion in the aggregate, the amount of any payments by the Federal Government and any coverage provided by this policy for losses caused by Acts Of Terrorism may be reduced.

For each coverage provided by this policy that applies to such Insured Losses, the charge for such Insured Losses is no more than one percent of your premium, and does not include any charge for the portion of such Insured Losses covered by the Federal Government under TRIA. Please note that no separate additional premium charge has been made for the terrorism coverage required by TRIA. The premium charge that is allocable to such coverage is inseparable from and imbedded in your overall premium.

Issuing Company: Travelers Casualty and Surety Company of America Policy Number: 107024505
AFE-19030 Rev. 07-19 © 2019 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

Investment Advisers and Funds General Terms and Conditions

THIS IS A CLAIMS MADE COVERAGE WITH DEFENSE EXPENSES INCLUDED

IN THE LIMIT OF LIABILITY. PLEASE READ THE POLICY CAREFULLY.

CONSIDERATION CLAUSE

IN CONSIDERATION of the payment of the premium, in reliance on the statements in the Application, subject to the Declarations, and pursuant to all the terms, conditions, exclusions, and limitations of this Liability Policy, the Company and the Insureds agree as follows:

I.	GENERAL

These General Terms and Conditions apply to all Liability Coverages. Unless otherwise stated to the contrary, the terms and conditions contained in each Liability Coverage apply only to that particular Liability Coverage. If any provision in these General Terms and Conditions is inconsistent or in conflict with the terms and conditions of a particular Liability Coverage, such Liability Coverage’s terms, conditions, and limitations will control for purposes of that Liability Coverage.

II.	DEFINITIONS

Where appearing in this Liability Policy, in either the singular or plural, words and phrases appearing in bold type have the following meanings:

A.

Advisory Board Member means a natural person, not otherwise an Insured Person, who is entitled to indemnification by the Insured Organization and is a member of the Insured Organization’s advisory board, advisory committee, limited partner committee, investment committee, or functional or foreign equivalent board or committee, formed pursuant to Insured Organization’s Operating Documents.

B.

Affiliated Non-Insured Fund means an investment company, trust, or pooled investment vehicle that is directly or indirectly sponsored or controlled by one or more Insureds, but is not itself an Insured under this Liability Policy.

C.

Application means: (i) all signed applications for this Liability Policy, or for any policy that this Liability Policy directly or indirectly renews or replaces, including material submitted with or requested in such applications; and (ii) all public documents, including certifications related to the accuracy of such public documents, filed with the Securities and Exchange Commission (SEC), or similar domestic or foreign regulatory body, by an Insured Organization during the 12 months preceding the Policy Period.

D.	Claim has the meaning set forth in the applicable Liability Coverage.

E.

Defense Expenses mean the necessary costs, charges, expenses, and fees, including attorney’s, expert’s, mediator’s, and arbitrator’s fees, incurred in defending a Claim, and the premium for appeal, attachment, or similar bond.

Defense Expenses do not include regular or overtime wages, salaries, or fees of an Insured.

F.	Executive Officer has the meaning set forth in the applicable Liability Coverage.

G.

Financial Insolvency means: (i) the court appointment of an examiner, receiver, conservator, liquidator, trustee, rehabilitator, or functional equivalent position, to take control of, supervise, manage, or liquidate the Insured Organization or Outside Entity; or (ii) the Insured Organization or Outside Entity becoming a debtor in possession under the U.S. Bankruptcy Code, Chapter 11, or its foreign equivalent.

H.	Fund means Hedge Fund, Private Equity Fund, or Mutual Fund.

I.

General Partner means an entity designated as a general partner, administrative general partner, managing member, or functional or foreign equivalent of the Insured Organization by the Insured Organization’s Operating Documents.

IV-16001 Ed. 01-16
© 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 11

J.	Hedge Fund means:

1.

a pooled investment vehicle, other than a Private Equity Fund, that is exempt from registration under the Investment Company Act of 1940, and: (i) is named as such in by endorsement to this Liability Policy; (ii) qualifies for coverage under this Liability Policy pursuant to III. CONDITIONS, Q. CREATION, SPONSORSHIP, AND ACQUISITION OF FUNDS; or (iii) exists to invest proportionately on the same terms (pari passu) with a Hedge Fund described in (i) or (ii); or

2.	an investment holding company that is owned and controlled by a pooled investment vehicle described in 1 that is created for the sole purpose of making investments on its behalf.

K.	Insured has the meaning set forth in the applicable Liability Coverage.

L.	Insured Organization has the meaning set forth in the applicable Liability Coverage.

M.	Insured Person has the meaning set forth in the applicable Liability Coverage.

N.

Investment Adviser means an entity as defined in the Investment Advisers Act of 1940 § 202(a)(11) that is: (i) named in ITEM 1 of the Declarations; or (ii) named as such by endorsement to this Liability Policy.

O.	Liability Coverage means, individually or collectively, the Liability Coverage(s) purchased, as indicated in ITEM 4 of the Declarations.

P.

Liability Policy means collectively the Declarations, Application, General Terms and Conditions, each purchased Liability Coverage, and attached endorsements, which constitute the entire agreement between the Company and the Insured.

Q.	Loss has the meaning set forth in the applicable Liability Coverage.

R.

Mutual Fund means an investment company or trust registered under the Investment Company Act of 1940, including series or portfolios of such investment company or trust, that: (i) is named as such by endorsement to this Liability Policy; or (ii) qualifies for coverage under the Liability Policy pursuant to III. CONDITIONS, Q. CREATION, SPONSORSHIP, AND ACQUISITION OF FUNDS.

S.	Named Insured means the entity named in ITEM 1 of the Declarations.

T.	Operating Documents mean bylaws, charters, operating agreements, partnership agreements, board resolutions, or amendments to such documents, including functional and foreign equivalents.

U.	Outside Entity has the meaning set forth in the applicable Liability Coverage.

V.	Outside Position has the meaning set forth in the applicable Liability Coverage.

W.

Policy Period means the period from the Inception Date to the Expiration Date set forth in ITEM 2 of the Declarations, subject to prior termination in accordance with III. CONDITIONS, T. TERMINATION OF POLICY.

X.

Pollutant means: (i) a solid, liquid, gaseous, or thermal irritant or contaminant; (ii) an electric, magnetic, or electromagnetic field; (iii) an odor or noise; or (iv) the actual or alleged presence, or actual, alleged, or threatened dispersal, of asbestos, asbestos fibers, or products containing asbestos; and includes materials to be recycled, reconditioned, or reclaimed.

Y.

Portfolio Company means an entity in which a Fund, whether directly or through an investment vehicle, acquires or maintains a debt, equity, or convertible security interest as part of such Fund’s portfolio.

Z.

Private Equity Firm means a partnership or entity that manages one or more Private Equity Funds and is: (i) named in ITEM 1 of the Declarations; or (ii) named as such by endorsement to this Liability Policy.

AA.

Private Equity Fund means an investment vehicle that is exempt from registration under the Investment Company Act of 1940, and: (i) is named as such by endorsement to this Liability Policy; (ii) qualifies for coverage under this Liability Policy pursuant to III. CONDITIONS, Q. CREATION, SPONSORSHIP, AND ACQUISITION OF FUNDS; or (iii) exists to invest proportionately on the same terms (pari passu) with a Private Equity Fund described in (i) or (ii).

BB.

Related Wrongful Acts mean all Wrongful Acts that have as a common nexus a fact, circumstance, situation, event, transaction, cause, or a series of related facts, circumstances, situations, events, transactions, or causes; all Related Wrongful Acts are a single Wrongful Act for the purposes of this Liability Policy, which will be deemed to have occurred at the time the first of such Wrongful Acts occurred.

CC.	Shared Coverages mean the coverages set forth in ITEM 8 of the Declarations.

IV-16001 Ed. 01-16
© 2016 The Travelers Indemnity Company. All rights reserved.	Page 2 of 11

DD.	Shared Limit means the Company’s maximum liability for all Claims for all Shared Coverages set forth in ITEM 8 of the Declarations.

EE.

Spouse means a natural person who is a legal spouse, party to a civil union, or otherwise qualifies as a domestic partner under the provisions of an applicable domestic or foreign law or regulation, or under the provisions of a formal program established by the Insured Organization.

FF.

Subsidiary means an entity in which the Named Insured directly or indirectly owns more than 50% of the outstanding voting securities representing the present right to vote for the election or appointment of directors, trustees, members of the board of managers, or functional or foreign equivalents, or, in the case of a non-profit entity, over which the Named Insured exercises management control: (i) as of the Inception Date set forth in ITEM 2 of the Declarations; or (ii) subject to III. CONDITIONS, P. CREATION, ACQUISITION, OR CESSATION OF SUBSIDIARIES.

Subsidiary does not mean a Fund, General Partner, Portfolio Company, Affiliated Non-Insured Fund, or entity in which an Affiliated Non-Insured Fund holds a debt, equity, or convertible security interest.

GG.	Whistleblower Activity means activity protected by the Sarbanes-Oxley Act of 2002 § 806, Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 § 922, or similar domestic or foreign law.

HH.	Wrongful Act has the meaning set forth in the applicable Liability Coverage.

III.	CONDITIONS

A.	ESTATES, LEGAL REPRESENTATIVES, AND SPOUSAL LIABILITY COVERAGE

1.	Subject to the applicable Insuring Agreement, this Liability Policy will afford coverage for a Claim for the Wrongful Acts of an Insured Person made against:

a.	an estate, heir, legal representative, or assignee of the Insured Person in the event of death, incapacity, insolvency, or bankruptcy of such Insured Person; or

b.	such Insured Person’s Spouse solely because of his or her legal status as a Spouse, or because of such Spouse’s ownership interest in property that the claimant seeks as recovery for such Claim.

2.

Loss that such estate, heir, legal representative, assignee, or Spouse is legally obligated to pay for such Claim will be treated as Loss that the Insured Person is legally obligated to pay for a Claim made against him or her.

3.	The coverage afforded by this section will not apply to the extent a Claim alleges wrongful actions or omissions by an Insured Person’s estate, heir, legal representative, assignee, or Spouse.

B.	EXTENDED REPORTING PERIOD

1.

The Named Insured may give the Company written notice to purchase an Extended Reporting Period up to 60 days after the effective date of termination or cancelation of a Liability Coverage for any reason other than nonpayment of premium.

2.	The Extended Reporting Period, as set forth in ITEM 7 of the Declarations, will be no less than 12 months, and will begin on the effective date of such termination or cancelation.

3.

The Extended Reporting period provides the Insured with the ability to report Claims or circumstances made during the Extended Reporting Period for Wrongful Acts occurring prior to such termination or cancelation that would have been covered by such Liability Coverage.

4.

The Extended Reporting Period will not provide new, additional, or renewed limits of liability. The Company’s maximum liability for all Claims made during the Extended Reporting Period is the remaining portion of the applicable Limits of Liability set forth in ITEM 5 of the Declarations as of the effective date of the termination or cancelation.

5.

The premium due for the Extended Reporting Period will equal the percentage set forth in ITEM 7 of the Declarations of the annualized premium of the applicable Liability Coverage, including the fully annualized amount of any additional premium charged by the Company during the Policy Period prior to such termination or cancelation.

6.	The entire premium for the Extended Reporting Period will be deemed fully earned at the commencement of such Extended Reporting Period.

7.	The right to elect the Extended Reporting Period terminates unless written notice of such election is received by the Company within 60 days of the effective date of the termination or cancelation.

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C.	LIMITS OF LIABILITY

1.	Liability Coverage Limits of Liability

a.

The Limits of Liability set forth in ITEM 5 of the Declarations for each applicable Liability Coverage are the maximum amounts the Company will pay under this Liability Policy for all Loss, including Defense Expenses under each applicable Liability Coverage, regardless of the number of Claims or Insureds, and regardless of when payment is made by the Company, or when an Insured’s legal obligation with regard to a Claim arises or is established.

b.

In the event that a Claim triggers more than one Liability Coverage, the Company’s maximum liability for all Loss, including Defense Expenses, for such Claim will not exceed the largest of the remaining applicable Limits of Liability for the applicable Liability Coverages.

c.

If Loss arising from a single Claim is covered under more than one Liability Coverage, the applicable Limits of Liability for such Liability Coverages will apply separately to each part of such Loss, provided that the Company’s maximum liability for such Loss will not exceed the amount of the largest applicable Limit of Liability, which will be the maximum amount applicable to all Loss arising from such Claim.

d.	Payment of Defense Expenses will reduce and may exhaust all applicable Limits of Liability.

e.

In no event will the Company be obligated to make a payment for Loss, including Defense Expenses, with regard to a Claim after the applicable Limit(s) of Liability has been exhausted by payment or tender of payment of Loss.

f.

If a Liability Coverage’s Limit of Liability is exhausted by the payment of covered amounts, the premium for such Liability Coverage is considered fully earned and all obligations of the Company under such Liability Coverage are completely fulfilled and exhausted.

2.	Shared Limit

a.

If ITEM 8 of the Declarations indicates a Shared Limit has been elected, then the Company’s maximum liability for all Loss, including Defense Expenses, for all Claims under all Shared Coverages will not exceed the Shared Limit.

b.	The Shared Limit will be reduced, and may be exhausted, by payment of Loss under any Shared Coverage.

c.	Defense Expenses are part of, and not in addition to, the Shared Limit, and the payment of Defense Expenses will reduce, and may exhaust, the Shared Limit.

d.	If Loss is covered under more than one Shared Coverage, the applicable Limit of Liability for each of the Shared Coverages will apply separately to each part of such Loss, subject to the Shared Limit.

e.

The Company’s obligations for all Loss, including Defense Expenses, under each Shared Coverage will cease once the applicable amount of the Limit of Liability for such Shared Coverage, or the amount of the Shared Limit, has been exhausted by payment of Loss.

f.

The Limit of Liability for any applicable Extended Reporting Period for a Shared Coverage is part of, and not in addition to, the Shared Limit. The purchase of an Extended Reporting Period will not increase or reinstate the Shared Limit.

D.	RETENTION

1.

The Company’s liability with respect to Loss for each Claim applies only to the portion of Loss that is excess of the applicable Retention set forth in ITEM 5 of the Declarations. Such Retention will be borne by the Insured Organization at its own risk, and in satisfaction of Loss.

2.

If Loss arising from a single Claim is subject to multiple Retentions, then each Retention will be applied separately to the part of such Loss to which it corresponds, and the largest applicable Retention set forth in ITEM 5 of the Declarations will be the maximum Retention applicable to all Loss arising from such Claim.

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3.

If Loss arising from a single Claim is subject to a Retention under this Liability Policy and a retention or deductible under any other insurance issued by the Company or its affiliated companies, then any payment by an Insured of such retention or deductible will reduce the applicable Retention by the amount that would otherwise be covered under this Liability Policy.

4.

No Retention will apply to an Insured Person if indemnification by the Insured Organization is not permitted by law or if the Insured Organization is unable to make such indemnification solely by reason of Financial Insolvency.

5.	If a single Retention applies to multiple Insureds, the Retention will be prorated among such Insureds.

E.	NOTICE

1.

As a condition precedent to exercising rights under this Liability Policy, the Insured must provide the Company written notice of a Claim made against an Insured as soon as practicable after an Executive Officer first becomes aware of such Claim, but in no event later than 90 days from the expiration of the Policy Period, or Extended Reporting Period if applicable.

2.

If an Insured becomes aware of any circumstance that could reasonably be expected to give rise to a Claim for a Wrongful Act occurring before or during the Policy Period, and provides written notice of such circumstance to the Company during the Policy Period or any Extended Reporting Period, and such written notice of circumstances includes a description of the circumstances, including the anticipated allegations of Wrongful Acts, potential damages, names of potential claimants and Insureds involved, and a description of how the Insured became aware of such circumstances, then a Claim subsequently arising from such circumstance will be deemed made during the Policy Period.

3.

All notices of Claims and circumstances must be sent or delivered to the Company, at the address set forth in ITEM 3 of the Declarations, and will be deemed received and effective upon the earliest of actual receipt by the addressee, or one day following the date such notice is sent.

F.	RELATED CLAIMS

All Claims arising out of the same Wrongful Act or Related Wrongful Act are considered one Claim that is deemed first made on the date that the earliest of such Claims is first made, or deemed to be made against an Insured pursuant to III. CONDITIONS, E. NOTICE, 2, regardless of whether such date is before or during the Policy Period.

G.	DEFENSE AND SETTLEMENT

1.	The Company has no duty under this Liability Policy to defend any Claim. The Insured has the duty to defend all Claims made against it.

2.

The Insured agrees not to settle or offer to settle a Claim, or otherwise incur Defense Expenses, assume contractual obligations, stipulate to judgments, or admit liability with respect to a Claim, without the Company’s written consent; provided that if the Insured reasonably believes it is able to fully and finally settle, or otherwise dispose of, a Claim, including Defense Expenses, for an amount not exceeding 50% of the applicable Retention set forth in ITEM 5 of the Declarations, and the Insured has provided the Company with notice of such Claim pursuant to III. CONDITIONS, E. NOTICE, then the Company’s consent is not required.

3.	The Company is not liable for settlements, Defense Expenses, assumed obligations, stipulated judgments, or admissions to which it has not consented when such consent is required.

4.

With respect to a Claim submitted for coverage under this Liability Policy, the Company has the right to, and will be given the opportunity to, effectively associate and consult with the Insured in advance regarding: (i) the selection of appropriate defense counsel; (ii) settlement negotiations; and (iii) substantive defense strategies, including decisions concerning the filing and content of substantive motions.

5.

The Insured agrees to provide the Company with all information, assistance, and cooperation that the Company reasonably requests, but the failure of an Insured Person to provide the Company with such information, assistance, or cooperation will not impair the rights of another Insured Person under this Liability Policy.

6.	The Insured will do nothing to prejudice the Company’s position or its potential or actual rights of subrogation or recovery, and the Company may make any investigations it deems necessary.

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7.

Subject to any applicable Retention, the Company will advance Defense Expenses, on behalf of the Insured, that are covered under this Liability Policy and were incurred in connection with a Claim for a Wrongful Act occurring before or during the Policy Period that is made against the Insured during the Policy Period, or any applicable Extended Reporting Period. Such Defense Expenses will be advanced within 90 days of the date when the Company’s Claims department receives: (i) the invoices documenting that such Defense Expenses have been incurred; and (ii) any additional information or documentation reasonably requested by the Company related to such Defense Expenses. To the extent it is finally established that any advanced Defense Expenses are not covered under this Liability Policy, the Insureds agrees to repay the Company such Defense Expenses severally.

8.	With the written consent of the Insured, the Company may settle a Claim for a monetary amount that it deems reasonable.

9.	Neither the Company, nor the Insured will unreasonably withhold any consent referenced in this section.

H.	PRESUMPTIVE INDEMNIFICATION

Regardless of whether Loss for a Claim against an Insured Person is actually indemnified, the applicable Retention set forth in ITEM 5 of the Declarations will apply to Loss that the Insured Organization or Outside Entity is legally permitted to indemnify, unless such Insured Organization or Outside Entity fails to provide indemnification solely because of its Financial Insolvency.

I.	ADVANCEMENT OF LOSS WITHIN RETENTION

1.

If the Insured Organization is legally permitted, but refuses or fails to advance Defense Expenses or indemnify an Insured Person for Loss within the applicable Retention, then the Company will advance such amounts on behalf of the Insured Person until either the Insured Organization agrees to pay such amounts, or the Retention has been satisfied. Such advancement of Loss is subject to the following:

a.	advancement of Loss will reduce and may exhaust the Limits of Liability set forth in Item 5 of the Declarations;

b.	advancement of Loss does not waive or modify the provisions set forth in III. CONDITIONS, H. PRESUMPTIVE INDEMNIFICATION; and

c.

the Company will be subrogated to the Insured Person’s rights of recovery against the Insured Organization for any amounts it owes to the Insured Person that the Company has advanced pursuant to this Condition.

2.

The Insured Organization’s or Outside Entity’s failure to indemnify an Insured Person occurs when the Insured Organization or Outside Entity has neither paid Loss on behalf of the Insured Person, nor acknowledged its obligation to do so, within 60 days of the Insured Person’s written demand to the Insured Organization for such indemnification payment.

3.

Advancement of Loss by the Company pursuant to this Condition does not relieve the Insured Organization or Outside Entity of its obligation to provide indemnification to such Insured Person, or the Insured Organization’s obligation to satisfy the applicable Retention on behalf of such Insured Person.

J.	ALLOCATION

1.

If an Insured covered for a Claim under this Liability Policy either: (i) incurs Loss jointly with others, including an Insured who is not covered for such Claim under this Liability Policy, or (ii) incurs both Loss covered by this Liability Policy and loss not covered by this Liability Policy because the Claim includes both covered and uncovered matters, then the Insured and the Company will use their best efforts to allocate such amount between Loss and uncovered loss based upon the relative legal and financial exposures of the parties to covered and uncovered matters.

2.

For that part of Loss consisting of Defense Expenses, if the parties agree on an allocation of Defense Expenses, then the Company, on a current basis and prior to disposition of the Claim, will advance Defense Expenses allocated to Loss. If there is no agreement on the allocation of Defense Expenses, the Company, on a current basis and prior to disposition of the Claim, will advance Defense Expenses that the Company believes are covered under this Liability Policy until a different allocation is negotiated, arbitrated, or judicially determined.

3.	A negotiated, arbitrated, or judicially determined allocation of Defense Expenses in connection with a Claim will apply retroactively to all Defense Expenses in connection with such Claim.

4.	An allocation or advancement of Defense Expenses in connection with a Claim will not apply to, or create a presumption with respect to the allocation of other Loss for such Claim, or any other Claim.

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K.	OTHER INSURANCE

1.

If Loss arising from a Claim made against an Insured under one or more Liability Coverages is covered under any other valid and collectible insurance of the same type, prior or current, then this Liability Policy covers such Loss only to the extent that the amount of such Loss is in excess of the amount of such other insurance, whether such other insurance is stated to be primary, contributory, excess, contingent, or otherwise, unless such other insurance is written as specific excess insurance over the Limits of Liability set forth in ITEM 5 of the Declarations.

2.	This Liability Policy is not subject to the terms, conditions, exclusions, or limitations of any other insurance.

3.

This Liability Policy covers Loss on account of a Claim made against an Insured Person in an Outside Position only to the extent that the amount of such Loss exceeds all valid and collectible indemnity and insurance, available from, or provided by, the Outside Entity.

L.	ORDER OF PAYMENTS

1.

If Loss for a Claim exceeds, or may exceed, the remaining applicable Limit(s) of Liability set forth in ITEM 5 of the Declarations, the Company will first pay non-indemnified Loss on behalf of an Insured Person, then, with respect to any remaining amount of the applicable Limit(s) of Liability, at the request of a majority of the members of the board of directors, board of managers, or functional equivalent board of the Insured Organization who are not named defendants in such Claim, the Company will either pay or withhold payment of any other Loss.

2.	Except as provided in this section, the Company will pay Loss as it becomes due without regard to the potential for other future payment obligations under this section.

M.	SUBROGATION

1.	In the event of payment under this Liability Policy, the Company is subrogated to all of the Insured’s rights of recovery against any person or entity to the extent of such payment.

2.

The Company will not exercise its rights of subrogation against an Insured Person, unless there is a final nonappealable adjudication adverse to such Insured Person in any underlying action establishing that such Insured Person: (i) engaged in a dishonest, criminal, or fraudulent act or omission; (ii) willfully violated a statute or regulation; or (iii) improperly gained a profit, remuneration, or financial advantage to which he or she was not legally entitled.

3.	The Insured agrees to execute and deliver instruments and papers, and do whatever else is necessary, to secure the Company’s subrogation rights, and agrees to do nothing to prejudice such rights.

N.	RECOVERIES

1.

All recoveries from third parties for payments made under this Liability Policy will be applied, after the deduction of costs and expenses incurred in obtaining such recovery, in the following order of priority:

a.

first, to the Insured, to reimburse the Insured for Loss paid that would have been covered by this Liability Policy, but for the fact that such Loss is in excess of the applicable Limits of Liability set forth in ITEM 5 of the Declarations;

b.

second, to the Company, to reimburse the Company for amounts paid under this Liability Policy; provided the Company will reinstate the applicable Limits of Liability set forth in ITEM 5 of the Declarations to the extent of such recovery, less any recovery costs incurred by the Company; and

c.	third, to the Insured, in satisfaction of any applicable Retention.

2.

Pursuant to N.1.b, if the recovery reimburses Loss paid under two or more Liability Coverages, the Company will reinstate the Limit of Liability for each of those Liability Coverages in proportion to how the Loss was allocated among those Liability Coverages in the underlying Claim.

3.	Recoveries do not include any recovery from insurance, suretyship, reinsurance, security, or indemnity taken for the Company’s benefit.

4.	The Company assumes no duty to seek a recovery of any amounts paid under this Liability Policy.

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O.	CHANGE OF CONTROL

1.	If during the Policy Period:

a.	the Named Insured merges into or consolidates with another entity, such that the Named Insured is not the surviving entity; or

b.

another entity, person, or affiliated group of entities or persons acting in concert obtains the right to: (i) elect, appoint, or designate more than 50% of the board of directors, board of trustees, board of managers, or functional equivalent of the Named Insured; or (ii) exercise a majority control of the board of directors, board of trustees, board of managers, or a functional equivalent of the Named Insured, then coverage will continue until termination of this Liability Policy, but only with respect to Claims for Wrongful Acts committed before such event.

2.	As soon as practicable, the Named Insured must provide the Company with written notice of such event and any related information the Company may reasonably request.

3.

Upon receipt of such notice and information and at the Named Insured’s request, the Company will provide the Named Insured with a quotation for a six-year (or shorter period as may be negotiated) extension of coverage from such merger, consolidation, or acquisition. Any such coverage extension will be conditioned upon the Named Insured completing the following within 60 days after receipt of such quotation: (i) providing written notice to the Company of the election of such coverage extension; (ii) paying additional premium required by the Company, which is deemed fully earned upon inception of such coverage extension; and (iii) accepting any additional terms, conditions, exclusions, or limitations required by the Company. If the Named Insured elects such coverage extension, then it is not entitled to elect coverage under III. CONDITIONS, B. EXTENDED REPORTING PERIOD.

P.	CREATION, ACQUISITION, OR CESSATION OF SUBSIDIARIES

1.

If during the Policy Period, an Insured Organization that is an Investment Adviser or Private Equity Firm: (i) creates or acquires a Subsidiary; or acquires an entity, other than a Portfolio Company, Affiliated Non- Insured Fund, or Fund, by such entity’s merger into or consolidation with an Insured Organization, and the Insured Organization is the surviving entity; and (ii) the total assets, gross annual fees, and assets under management of such Subsidiary or entity are each less than 25% of the total assets, gross annual fees, and assets under management of the Insured Organization, respectively, as reflected in financial statements as of the inception of the Policy Period, then such Subsidiary or entity and its Insured Persons will be covered automatically for Claims under the applicable Liability Coverage, but only with respect to Wrongful Acts occurring after such creation or acquisition; coverage for a Subsidiary is limited to the Subsidiary’s Wrongful Acts at the time it was a Subsidiary.

2.

If during the Policy Period, an Insured Organization that is an Investment Adviser or Private Equity Firm creates or acquires entity that is not a Portfolio Company, Affiliated Non-Insured Fund, or Fund, and such entity does not meet the requirements of P.1, then such entity and its Insured Persons will be covered automatically for Claims under the applicable Liability Coverage for the lesser of the remainder of the Policy Period or 90 days, but only with respect to Wrongful Acts occurring after such creation or acquisition. If additional coverage is sought, the Named Insured must provide written notice of the creation or acquisition of the entity to the Company within 60 days of such creation or acquisition, and promptly provide any additional information the Company may request. Upon receipt of such notice and information, the Company, in its discretion, may provide the Named Insured a quotation for additional coverage for such created or acquired entity under the applicable Liability Coverage. If the Named Insured fails to pay any additional premium, or fails to agree to any additional coverage terms, conditions, exclusions, or limitation set forth in the quotation, no further coverage will be provided.

3.

If an entity ceases to be a Subsidiary, then coverage with respect to such entity and its Insured Persons will continue until the termination of this Liability Policy, but only with respect to Claims for Wrongful Acts that occurred during the time that such entity was a Subsidiary.

Q.	CREATION, SPONSORSHIP, OR ACQUISITION OF FUNDS

1.

If during the Policy Period, an Investment Adviser creates or sponsors a new Mutual Fund or Hedge Fund, then such new Mutual Fund or Hedge Fund and its respective Insured Persons will be automatically covered under the applicable Liability Coverage, but only with respect to Wrongful Acts occurring after such creation or sponsorship.

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2.

If during the Policy Period, an Investment Adviser acquires control of a Mutual Fund or Hedge Fund, and the assets of such Mutual Fund or Hedge Fund are less than 25% of the total assets for all Mutual Funds, Hedge Funds, and Affiliated Non-Insured Funds managed by the Investment Adviser, as reflected in its financial statements as of the inception of the Policy Period, then such Mutual Fund or Hedge Fund and its Insured Persons will be automatically covered for Claims under the applicable Liability Coverage, but only with respect to Wrongful Acts occurring after acquiring such control.

3.

If during the Policy Period, an Investment Adviser acquires control of a Mutual Fund or Hedge Fund, that does not meet the requirements of Q.2, then such Mutual Fund or Hedge Fund and its Insured Persons will be automatically covered for Claims under the applicable Liability Coverage for the lesser of the remainder of the Policy Period or 60 days, but only with respect to Wrongful Acts occurring after the acquisition of such Mutual Fund or Hedge Fund. If additional coverage is sought, the Named Insured must provide written notice of the acquisition to the Company within 60 days of such acquisition, and provide any additional information the Company may request. Upon receipt of such notice and information, the Company may, within its discretion, provide the Named Insured a quotation for additional coverage for such Mutual Fund or Hedge Fund under the applicable Liability Coverage. If the Named Insured fails to pay any additional premium, or fails to agree to any additional coverage terms, conditions, exclusions, or limitation set forth in the quotation, no additional coverage will be provided.

4.

If during the Policy Period, a Private Equity Firm creates or sponsors a new Private Equity Fund that has: (i) an initial targeted committed capital equal to 50% or less of the total committed capital of all Private Equity Funds and Affiliated Non-Insured Funds managed by the Private Equity Firm, as reflected in financial statements as of the inception of the Policy Period; and (ii) an investment strategy that does not differ substantially from that of all other Private Equity Funds, then such new Private Equity Fund and its Insured Persons will be automatically covered for Claims under the applicable Liability Coverage, but only with respect to Wrongful Acts occurring after such creation or sponsorship.

5.

If during the Policy Period, a Private Equity Firm creates or sponsors a new Private Equity Fund that does not meet the requirements of Q.4, then such Private Equity Fund and its Insured Persons will be automatically covered for Claims under the applicable Liability Coverage for the lesser of the remainder of the Policy Period or 60 days, but only with respect to Wrongful Acts occurring after the creation or sponsorship of such Private Equity Fund. If additional coverage is sought, the Named Insured must provide written notice of the creation or sponsorship to the Company within 60 days of such creation or sponsorship, and promptly provide any additional information the Company may request. Upon receipt of such notice and information, the Company may, within its discretion, provide the Named Insured a quotation for additional coverage for such Private Equity Fund under the applicable Liability Coverage. If the Named Insured fails to pay any additional premium, or fails to agree to any additional coverage terms, conditions, exclusions, or limitation set forth in the quotation, no additional coverage will be provided.

R.	CESSATION OF FUNDS

1.

If a Fund ceases to be managed by an Insured Organization, then coverage will continue for such Fund, but only for Claims for Wrongful Acts that occurred during the time that the Fund was managed by an Insured Organization.

2.

If a Mutual Fund ceases to be a registered investment company under the Investment Company Act of 1940, then coverage will continue for such entity, but only for Claims for Wrongful Acts that occurred wholly during the time that the entity was a Mutual Fund.

3.

If a Hedge Fund or Private Equity Fund ceases to qualify as a private fund under the Investment Company Act of 1940 §§ 3(c)(1) or 3(c)(7), then coverage will continue for such entity, but only for Claims for Wrongful Acts that occurred wholly during the time that the entity was a Hedge Fund or Private Equity Fund.

S.	REPRESENTATIONS

1.	In consideration of issuing this Liability Policy, the Company has relied upon the statements and representations in the Application.

2.

The Insured represents and agrees that all statements and representations in the Application are true and accurate, and are the basis of the Liability Policy, which is issued in reliance upon the truth of all such statements and representations. The Application is deemed attached to, and incorporated into, this Liability Policy.

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3.	With respect to all statements and representations contained in the Application, knowledge possessed by an Insured will not be imputed to another Insured Person.

4.	The Company will not, under any circumstance, rescind this Liability Policy with respect to an Insured.

5.

The Insured agrees that if statements or representations in the Application are untrue or inaccurate, and materially affect either the acceptance of the risk or the hazard assumed by the Company, no coverage will be afforded under this Policy for a Claim arising out of such statements or representations with respect to the following:

a.	an Insured Person who had knowledge of the information not truthfully or accurately disclosed in the Application;

b.	the Insured Organization to the extent it indemnifies an Insured Person referenced in S.5.a; and

c.	the Insured Organization, if an Executive Officer had knowledge of the information that was not truthfully or accurately disclosed in the Application,

whether or not the Insured knew of such untruthful or inaccurate disclosure in the Application.

T.	TERMINATION OF POLICY

1.

The Company may not terminate this Liability Policy prior to expiration of the Policy Period, except for nonpayment of premium when due. If such nonpayment occurs, written notice of the nonpayment will be provided to the Named Insured. Unless payment in full is received within 20 days of the Named Insured’s receipt of such notice, the Company will terminate the Liability Policy.

2.

The Named Insured may terminate this Liability Policy prior to the expiration of the Policy Period by providing the Company with written notice specifying the effective date of such termination, and such date will replace the Expiration Date set forth on ITEM 2 of the Declarations; provided, this Liability Policy may not be terminated after the effective date of a merger, consolidation, or acquisition of the Named Insured as described in III. CONDITIONS, O. CHANGE OF CONTROL.

3.

In the event that this Liability Policy is terminated prior to the expiration of the Policy Period, the Company will refund any unearned premium computed on a pro rata basis. Payment or tender of unearned premium by the Company is not a condition precedent to the effectiveness of such termination, but such payment will be made as soon as practicable.

4.

The Company will not be required to renew this Liability Policy upon its expiration. If the Company elects not to renew, it will provide the Named Insured written notice to that effect at least 60 days before the Expiration Date set forth on ITEM 2 of the Declarations.

U.	AUTHORIZATION

By accepting the terms herein, the Named Insured agrees to act on behalf of all Insureds with respect to the payment of premiums, receipt of return premiums that may become due hereunder, and receipt of notices of cancelation, nonrenewal, or change of coverage, and the Insureds each agree that they have individually and collectively delegated such authority exclusively to the Named Insured; provided, that nothing herein will relieve the Insureds from providing any notice to the Company that is required under this Liability Policy.

V.	CHANGES

1.

Only the Named Insured is authorized to make changes in the terms of this Liability Policy and solely with the Company’s prior written consent; this Liability Policy’s terms can only be changed, amended, or waived by endorsement issued by the Company and made a part of this Liability Policy.

2.

Notice to a representative of the Insured, or knowledge possessed by an agent or other person, will not waive or change any part of this Liability Policy, or estop the Company from asserting its rights under the terms, conditions, and limitations of this Liability Policy.

3.

This Liability Policy may not be assigned or transferred, and any attempted assignment or transfer is void and without effect unless the Company has provided its prior written consent to such assignment or transfer.

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W.	LIBERALIZATION

If during the Policy Period, the Company is required, by law or by the insurance supervisory authorities of the state in which this Liability Policy is issued, to make changes in the form of this Liability Policy, by which the insurance afforded by this Liability Policy could be extended or broadened without increased premium charge by endorsement or substitution of form, then such extended or broadened insurance will inure to the benefit of the Insured as of the date the revision or change is approved for general use by the applicable department of insurance.

X.	TERRITORY AND VALUATION

1.	Where legally permissible, coverage under this Liability Policy extends to Wrongful Acts occurring, or Claims made, anywhere in the world.

2.	All premiums, limits of liability, retentions, Loss, or other amounts under this Liability Policy are expressed and payable in U.S. Dollars.

3.

If a final judgment is rendered, a settlement is denominated, or another element of Loss under this Liability Policy is stated in a currency other than U.S. Dollars, payment under this Liability Policy will be made in U.S. Dollars at the rate of exchange published in The Wall Street Journal on the date the final amount of such payment is determined.

Y.	ACTION AGAINST THE COMPANY

1.	No action will lie against the Company unless there has been full compliance with all of the terms of this Liability Policy.

2.

No person or organization has a right under this Liability Policy to join the Company as a party to an action against an Insured to determine such Insured’s liability, nor may the Company be impleaded by an Insured or its legal representative.

3.	Bankruptcy or insolvency of an Insured or its estate does not relieve the Company of its obligations hereunder.

Z.	HEADINGS

The titles of the various paragraphs of this Liability Policy and its endorsements are inserted solely for convenience or reference, and are not to be deemed in any way to limit or affect the provision to which they relate.

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© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND DISHONEST, CRIMINAL, AND FRAUDULENT ACTS AND IMPROPER PROFIT EXCLUSIONS ENDORSEMENT

This endorsement changes the following:

Fiduciary Liability

It is agreed that:

1.	The following replaces III. EXCLUSIONS, DISHONEST, CRIMINAL, AND FRAUDULENT ACTS, a.:

a.

The Company will not be liable for Loss on account of a Claim based upon or arising out of any deliberately dishonest, criminal, or fraudulent act or omission, or a willful violation of law, if a final nonappealable adjudication adverse to the Insured in the underlying proceeding establishes that such Insured committed such act, omission, or willful violation.

2.	The following replaces III. EXCLUSIONS, IMPROPER PROFIT, a.:

a.

The Company will not be liable for Loss on account of a Claim based upon or arising out of an Insured’s acquisition of any profit, remuneration, or financial advantage to which such Insured was not legally entitled if a final nonappealable adjudication adverse to the Insured in the underlying proceeding establishes that such Insured was not legally entitled to such profit, remuneration, or financial advantage.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 107024505

IV-19054 Ed. 01-16
© 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND CREATION AND ACQUISITION OF SUBSIDIARIES CONDITION – SPECIFIED PERCENTAGE OF ASSETS OF SUBSIDIARY ENDORSEMENT

This endorsement changes the following:

Fiduciary Liability

It is agreed that:

The following replaces section III. CONDITIONS, P. CREATION, ACQUISITION, OR CESSATION OF SUBSIDIARIES, 1(ii) of the General Terms and Conditions:

(ii) the total assets, gross annual fees, and assets under management of such Subsidiary or entity are each less than 35% of the total assets, gross annual fees, and assets under management of the Insured Organization, respectively, as reflected in financial statements as of the inception of the Policy Period, then such Subsidiary or entity and its Insured Persons will be covered automatically for Claims under the applicable Liability Coverage, but only with respect to Wrongful Acts occurring after such creation or acquisition.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 107024505

IV-19022 Ed. 01-16
© 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

This endorsement changes the following:

General Terms and Conditions

It is agreed that:

1.	The following is added to section II. DEFINITIONS:

Financial Interest means the Named Insured’s insurable interest in an Insured Organization that is domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, as a result of the Named Insured’s: (i) ownership of the majority of the outstanding securities or voting rights of such Insured Organization representing the present right to elect, appoint, or exercise a majority control over such Insured Organization’s board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent; (ii) indemnification of, or representation that it has an obligation to indemnify, such Insured Organization for Loss incurred by such Insured Organization; or (iii) election or obligation to obtain insurance for such Insured Organization.

2.	The following is added to section III. CONDITIONS:

SANCTIONS AND COMPLIANCE

This Liability Policy will provide coverage, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Company or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition, or restriction.

3.	The following replaces section III. CONDITIONS, X. TERRITORY AND VALUATION, 1:

a.

This Liability Policy applies anywhere in the world; provided, this Liability Policy does not apply to Loss incurred by an Insured residing or domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.

b.

In the event an Insured Organization incurs Loss referenced in X.1.a., to which this Liability Policy would have applied, the Company will reimburse the Named Insured for its Loss, on account of its Financial Interest in such Insured Organization. As a condition precedent such reimbursement, or any rights under this Liability Policy, the Named Insured will cause the Insured Organization or its Insured Persons to comply with the conditions of this Liability Policy.

c.

In the event that the Insured Person residing in a country or jurisdiction in which the Company is not licensed incurs Loss referenced in X.1.a. that is not indemnified by an Insured Organization, such Loss will be paid in a country or jurisdiction mutually acceptable to such Insured Person and the Company, to the extent that doing so would not violate any applicable laws or regulations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 107024505

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THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK AMENDATORY ENDORSEMENT

This endorsement changes the following:

Fiduciary Liability

It is agreed that:

1.	Subsection 3. of section II. DEFINITIONS, B. is deleted.

2.	The following is added to the first paragraph of section II. DEFINITIONS, M.:

; provided that if this Liability Policy is construed by a court of competent jurisdiction, or an arbitration panel, under the laws of the state of New York, Loss does not include punitive or exemplary damages or the multiple portion of any multiplied damage award.

3.	The following replaces the first sentence of section II. DEFINITIONS, P.:

Settlement Fees mean any fees, penalties, or sanctions imposed by law under a Settlement Program that an Insured agrees to pay, with the Company’s consent, as a result of a Wrongful Act that is an actual or alleged inadvertent violation of any statute, rule, or regulation.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 107024505

IVFRI-17002 Ed. 01-16
© 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK CHANGES ENDORSEMENT

This endorsement changes the following:

Fiduciary Liability

It is agreed that:

1.	The following is added to section III. CONDITIONS, B. EXTENDED REPORTING PERIOD: Automatic Reporting Period

a.

Upon the effective date of termination of a Liability Coverage for any reason other than nonpayment of premium, the Insured will be provided a 60 day reporting period following the effective date of such termination (“Automatic Reporting Period”) for Claims made against persons or entities who at the effective date of termination of coverage were Insureds, but only with respect to a Wrongful Act otherwise covered under this Liability Policy occurring before or during the Policy Period.

b.

The Limit of Liability for the Automatic Reporting Period will be part of, and not in addition to, the Limit of Liability for the Policy Period; the Automatic Reporting Period will not increase or reinstate the Limit of Liability set forth in ITEM 5 of the Declarations.

c.	The Automatic Reporting Period will be deemed a part of, and not in addition to, any applicable Extended Reporting Period purchased by the Named Insured.

2.	The following is added to section III. CONDITIONS, D. RETENTION:

If required, the Retention and coinsurance will be applied pursuant to 11 NYCRR 72.1.

3.	The following is added to section III. CONDITIONS, E. NOTICE, 1.:

However, the failure to provide notice to the Company as soon as practicable as required by this Liability Policy will not invalidate coverage for a Claim unless such failure has prejudiced the Company. Coverage for a Claim will not be invalidated on such grounds if it is shown that it was not reasonably possible to provide such timely notice and that notice was given as soon as reasonably possible thereafter.

4.	The following is added to section III. CONDITIONS, E. NOTICE:

4.

Written notice given by or on behalf of any Insured to any licensed agent of the Company in New York State, with particulars sufficient to identify the Insured, shall be considered notice to the Company.

5.

The Company’s rights will not be deemed prejudiced unless the failure to provide notice of a Claim materially impairs the Company’s ability to investigate or defend the Claim. However, prejudice will be presumed if, prior to the notice, the Insured’s liability has been determined by a court of competent jurisdiction or by binding arbitration, or if the Insured has resolved the Claim by settlement or other compromise.

5.	The following is added to section III. CONDITIONS, G. DEFENSE AND SETTLEMENT:

10.

If the Company concludes, based on Claims that have been reported to the Company and to which this Liability Policy may apply, that the limit of liability as stated in the Declarations is likely to be exhausted by the payment of Loss, the Company will so notify the Named Insured, in writing.

11.

When the limit of liability has been exhausted, the Company will so notify the Named Insured, in writing, and take no action with respect to any Claim reported to the Company after that limit of liability has been exhausted.

12.	The exhaustion of any limit of liability by payment of judgments or settlements will not be affected by the Company’s failure to comply with any of the provisions of this Condition.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number:107024505

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6.	The following replaces section III. CONDITIONS, K. OTHER INSURANCE, 1.:

1.

If Loss arising from a Claim made against an Insured under one or more Liability Coverages is covered under any other valid and collectible insurance of the same type, prior or current, then the Liability Coverages will share such Loss proportionately with such other valid and collectible insurance, unless such other insurance is written as specific excess insurance over the Limits of Liability set forth in ITEM 5 of the Declarations.

7.	The following is added to section III. CONDITIONS, O. CHANGE OF CONTROL:

If the Named Insured is placed in liquidation or bankruptcy, or has permanently ceased operation, and the Named Insured or its designated trustee does not purchase the Extended Reporting Period, an Insured may submit a written request to the Company for the extended period of coverage described in paragraph 3 within 120 days following the effective date of the Termination of Coverage. The Company has no obligation to provide notice of the availability of such Extended Reporting Period, and the Company may charge the Insured provided with such Extended Reporting Period a premium commensurate with such coverage.

8.	The following is added to section III. CONDITIONS, S. REPRESENTATIONS, 5.:

No misrepresentation will be deemed material unless knowledge by the Company of facts misrepresented would have led to a refusal by the Company to accept the risk.

9.	The following replaces section III. CONDITIONS, T. TERMINATION OF POLICY:

1.	Termination

a.

The Company may not terminate this Liability Policy prior to expiration of the Policy Period, except for nonpayment of premium when due. If such nonpayment occurs, written notice of the nonpayment will be provided to the Named Insured. Unless payment in full is received within 20 days of the Named Insured’s receipt of such notice, the Company will terminate the Liability Policy.

b.

The Named Insured may terminate this Liability Policy prior to the expiration of the PolicyPeriod by providing written notice specifying the effective date of such termination, and such date will replace the Expiration Date set forth on ITEM 2 of the Declarations; provided, this Liability Policy may not be terminated after the effective date of a merger, consolidation, or acquisition of the Named Insured as described in III. CONDITIONS, O. CHANGE OF CONTROL. Such written notice shall be given by or on behalf of the Insured to the Company or to any licensed agent of the Company in New York State, with particulars sufficient to identify the Insured.

c.

In the event that this Liability Policy is terminated prior to the expiration of the Policy Period, the Company will refund any unearned premium computed on a pro rata basis. Payment or tender of unearned premium by the Company is not a condition precedent to the effectiveness of such termination, but such payment will be made as soon as practicable.

2.	Nonrenewal

a.

The Company will not be required to renew this Liability Policy upon its expiration. If the Company elects not to renew it will provide the Named Insured written notice as provided in paragraph c below.

b.

The Company will provide notice as stated in paragraph c. below if it conditionally renews any Liability Policy subject to a: (i) change limits; (ii) reduction in coverage; (iii) increased retention; (iv) addition of an exclusion; or (v) increased premium in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added or increased exposure unit, or as a result of experience rating, loss rating, retrospective rating or audit.

c.

If the Company elects not to renew or to conditionally renew as provided in paragraphs a and b, it will provide the Named Insured written notice to the Named Insured at least 60, but not more than 120 days before the Expiration Date set forth on ITEM 2 of the Declarations. Such notice will: (i) be mailed or delivered to the Named Insured at the address shown in this Liability Policy and to any authorized agent or broker; (ii) include the specific reason(s) for nonrenewal or conditional renewal; and (iii) include the amount of any premium increase for conditional renewal and a description of any other changes.

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d.	If the Company violates any of the provisions of paragraph c by sending a late or incomplete notice of nonrenewal or conditional:

i.

prior to the Expiration Date set forth in ITEM 2 of the Declarations, such coverage will remain in effect at the same terms and conditions of this Policy at the lower of the current rates or the prior period’s rates until 60 days after such notice is mailed or delivered unless the Named Insured, during this 60-day period, has replaced the coverage or elect to cancel, in which case any return premium due the Named Insured will be computed on a pro rata basis;

ii.

on or after the Expiration Date set forth in ITEM 2 of the Declarations, such coverage will remain in effect at the same terms and conditions of this Policy for another Policy Period, at the lower of the current rates or the prior period’s rates, unless the Named Insured, during this additional Policy Period, has replaced the coverage or elect to cancel, in which case any return premium due the Named Insured will be computed on a pro rata basis.

The Limit of Liability set forth in ITEM 5 of the Declarations will be increased in proportion to the period for which the Policy Period is extended pursuant to this paragraph, provided that if the Named Insured accepts the terms, conditions, and rates of the conditional renewal notice, such increase will be inapplicable and, instead, the accepted Limit of Liability will become effective as of the inception date of the renewal.

e.

The Company is not required to send notice of nonrenewal or conditional renewal if the Named Insured, or its authorized agent or broker, or another insured of the Named Insured, provides written notice to the Company that this Liability Policy has been replaced or is no longer desired.

10.	The following replaces section III. CONDITIONS, Y. ACTION AGAINST THE COMPANY:

Y.	ACTION AGAINST THE COMPANY

1.

Except as provided for in subparts 2 and 3 below: (i) no action will lie against the Company unless, as condition precedent, there has been full compliance with all the provisions of this Liability Policy, and the amount of the Insured’s obligation has been finally determined either by judgment against the Insured or by written agreement of the Insureds, the claimants and the Company, and (ii) no person or entity will have any right under this Liability Policy to join the Company as a party to any action against any Insured to determine such Insured’s liability nor may the Company be impleaded by any Insured or their legal representative.

2.

With respect to a Claim covered by this Liability Policy arising out of death or personal injury of any person, if the Company disclaims liability or denies coverage based upon the failure to provide timely notice, then the injured person or other claimant may maintain an action directly against the Company; provided the sole question is whether the Company’s disclaimer of liability or denial of coverage is based on the failure to provide timely notice (unless within 60 days of such disclaimer or denial, the Company or an Insured initiates an action to declare the rights of the parties under this Liability Policy and names the injured person or other claimant as a party to the action).

3.

If a judgment against an Insured remains unsatisfied after 30 days from the service of the notice of entry of such judgment upon the attorney for the Insured, or upon the Insured and upon the Company, then an action may be maintained against the Company under the terms of this Liability Policy, except during a stay or limited stay of execution against the Insured on such judgment, for the amount of such judgment not exceeding the amount of the applicable Limit of Liability.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IV-17022 Rev. 03-20	Page 3 of 3
© 2020 The Travelers Indemnity Company. All rights reserved.

Investment Advisers and Funds Fiduciary Liability Coverage

THIS IS A CLAIMS MADE COVERAGE WITH DEFENSE EXPENSES INCLUDED IN THE LIMIT OF LIABILITY. PLEASE READ THE POLICY CAREFULLY.

I.	INSURING AGREEMENTS

A.	FIDUCIARY LIABILITY COVERAGE

The Company will pay on behalf of the Insured, Loss that the Insured is legally liable to pay on account of a Claim first made against the Insured during the Policy Period or any applicable Extended Reporting Period, for a Wrongful Act occurring before or during the Policy Period.

B.	SETTLEMENT PROGRAM COVERAGE

The Company will pay on behalf of the Insured, Settlement Fees incurred by the Insured in connection with a Settlement Program Notice; provided that participation by the Insured in a Settlement Program commences during the Policy Period or any applicable Extended Reporting Period.

II.	DEFINITIONS

Wherever appearing in this Liability Coverage, in either the singular or plural, words or phrases appearing in bold type have the following meanings:

A.	Administration means:

1.	giving counsel, advice, or notice to employees of the Insured Organization, participants, or beneficiaries with respect to Employee Benefits;

2.	interpreting Employee Benefits;

3.	handling records in connection with Employee Benefits; or

4.	enrolling, terminating, or canceling employees of the Insured Organization, participants, or beneficiaries under an Employee Benefits program.

B.	Claim means:

1.	a written demand against an Insured for monetary damages or nonmonetary relief, including injunctive relief, commenced by the Insured’s receipt of such written demand;

2.

a civil proceeding, including binding arbitration or other formal alternative dispute resolution, against an Insured, commenced by service of a complaint, arbitration petition, or similar legal document;

3.	a criminal proceeding against an Insured, commenced by the return of an indictment or similar legal document;

4.

a formal administrative or regulatory proceeding against an Insured, commenced by filing of a notice of charges, formal investigative order, service of summons, or similar legal document, including a fact-finding investigation by the U.S. Department of Labor, Pension Benefit Guaranty Corporation, or similar government agency that is located outside of the United States, including, within the United Kingdom, the Pensions Ombudsmen, appointed by the Secretary of State for Social Services or by the Occupational Pensions Regulatory Authority, or any successor body; or

5.	a written request to toll or waive a statute of limitations relating to any of the above, commenced by the Insured’s receipt of such written request,

for a Wrongful Act. A Claim is deemed to be made when it is first commenced as set forth above.

C.

Employee Benefits mean benefits provided through an Employee Benefit Plan or a Multiemployer Plan, and benefits provided under workers’ compensation insurance, unemployment insurance, Social Security, disability insurance, and the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA).

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D.	Employee Benefit Plan means:

1.	a Welfare Plan that is or was sponsored solely by an Insured Organization exclusively for the benefit of employees of Insured Organizations;

2.

a Pension Plan, including an Employee Stock Ownership Plan, that is or was sponsored solely by an Insured Organization exclusively for the benefit of employees of Insured Organizations, and existed on or before the Inception Date set forth in ITEM 2 of the Declarations;

3.

a group or group-type insurance program that meets the safe harbor conditions set forth in 29 C.F.R. 2510.3-1(j)(1), including a Health Savings Account program, or a benefit plan that is not subject to Title I of ERISA, including any fringe benefit or excess benefit plan, that is or was sponsored solely by an Insured Organization exclusively for the benefit of employees of Insured Organizations; or

4.	an Employee Benefit Plan covered pursuant to section V. CONDITIONS A., ACQUISITION OR FORMATION OF AN EMPLOYEE BENEFIT PLAN.

E.	Employee Stock Ownership Plan means any plan so defined in ERISA § 407(d)(6)(A), or similar domestic law.

F.	ERISA means the Employee Retirement Income Security Act of 1974, or similar domestic law.

G.	ESOP Administration means:

1.	giving notice to employees of the Insured Organization, participants, or beneficiaries with respect to Employee Stock Ownership Plan benefits;

2.	interpreting Employee Stock Ownership Plan benefits;

3.	handling records in connection with Employee Stock Ownership Plan benefits; or

4.	enrolling, terminating or canceling employees of the Insured Organization, participants, or beneficiaries under an Employee Stock Ownership Plan.

H.

Executive Officer means a natural person while serving as the chief executive officer, chief financial officer, chief investment officer, chief compliance officer, in-house general counsel of the Insured Organization, managing partner, or a trustee of an Employee Benefit Plan, or the functional or foreign equivalent position.

I.	HIPAA means the Health Insurance Portability and Accountability Act of 1996.

J.	Insured means Insured Persons, Insured Organizations, and Employee Benefit Plans.

K.

Insured Organization means an Investment Advisor, Private Equity Firm, or Subsidiary, including such entity as a debtor in possession under the U.S. Bankruptcy Code, Chapter 11, or its foreign equivalent.

L.

Insured Person means a natural person who is, was, or becomes a trustee, member of the board of directors or governors, management committee member, general partner, officer, in-house general counsel, member of an Employee Benefit Plan committee, or employee of an Insured Organization or Employee Benefit Plan, while acting in his or her capacity as a fiduciary of an Employee Benefit Plan, or as a person performing Administration or ESOP Administration.

M.

Loss means: (i) Defense Expenses; (ii) damages, judgments, settlements, prejudgment and postjudgment interest, or back pay and front pay, that an Insured is legally obligated to pay as a result of a Claim; or (iii) solely with respect to Insuring Agreement B, Settlement Fees; provided that with respect to the multiple portion of a multiplied damage award, or punitive or exemplary damages, Loss only includes such damages to the extent they are insurable under the law of a jurisdiction that is most favorable to the insurability of such damages and has a substantial relationship to the Insured, the Claim, the Company, or this Liability Policy.

Loss, other than Defense Expenses, also does not include any amount that constitutes:

1.

civil or criminal fines (other than: (i) Settlement Fees pursuant to Insuring Agreement B; (ii) civil penalties under ERISA §§ 502(i) and 502(l), or the privacy provisions of HIPAA; or (iii) in the United Kingdom, civil penalties imposed by the Pensions Ombudsmen appointed by the Secretary of State for Social Services or by the Occupational Pensions Regulatory Authority, Pensions Regulator, or any successor body, provided that the funds or assets of the pension scheme will not be used to fund, pay or reimburse the premium for this coverage or any portion thereof);

2.	sanctions; liquidated damages; payroll or other taxes; or damages or types of relief deemed uninsurable under applicable law; or

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3.

payment of medical benefits, pension benefits, severance, or Employee Benefits that are or may become due, other than to the extent that such sums are payable as a personal obligation of an Insured Person because of such Insured Person’s Wrongful Act; provided that this will not apply to:

a.	the Company’s obligation to defend a Claim, or to pay, advance, or reimburse Defense Expenses on account of a Claim seeking such benefits; or

b.

the portion of a damage award, settlement, or judgment covered as Loss under this Liability Coverage that represents a loss to an Employee Benefit Plan or account of a participant in an Employee Benefit Plan, by reason of a change in value of investments held by such Employee Benefit Plan or account, including investments in the securities of the Insured Organization, even if characterized by plaintiffs or a court as “benefits”.

Loss does not include an amount that an Insured is absolved from paying or is allocated to uncovered loss pursuant to the General Terms and Conditions, section III. CONDITIONS, J. ALLOCATION.

N.

Multiemployer Plan means a Pension Plan or Welfare Plan maintained pursuant to one or more collective bargaining agreements to which the Insured Organization and at least one other employer is required to contribute.

O.	Pension Plan means any plan so defined in ERISA § 3(2), or ay similar domestic or foreign law.

P.

Settlement Fees mean any fees, penalties, or sanctions imposed by law under a Settlement Program that an Insured agrees to pay, with the Company’s consent, as a result of a Wrongful Act. Settlement Fees also mean the reasonable and necessary legal fees and expenses incurred by the Company or the Insured, with the Company’s consent, in connection with a Settlement Program; provided that Settlement Fees do not include the salaries, wages, benefits, or overhead of, or paid to, an Insured or Employee.

Q.

Settlement Program means a voluntary compliance resolution program, or similar voluntary settlement program, entered into by the Insured Organization, that is administered by the U.S. Internal Revenue Service or U.S. Department of Labor, including the Employee Plans Compliance Resolution System, Self Correction Program, Audit Closing Agreement Plan, Delinquent Filer Voluntary Compliance Program, and Voluntary Fiduciary Correction Program.

R.	Settlement Program Notice means a prior written notice to the Company by the Insured evidencing the Insured’s intent to enter into a Settlement Program.

S.	Welfare Plan means a plan so defined in ERISA § 3(1), or similar domestic or foreign law.

T.	Workplace Misconduct means:

1.	an actual or alleged failure, or refusal to hire or employ an applicant for employment with the Insured Organization;

2.	an actual or alleged termination, or constructive termination, of an employment relationship with the Insured Organization;

3.	an actual or alleged demotion of, refusal to train or promote, an employee of the Insured Organization;

4.

an act or omission by which an Insured allegedly treats one employee of the Insured Organization differently from another in compensation, terms, conditions, opportunities, or privileges of employment, including acts or practices taken for the purpose of, or which have the impact of, distinguishing among, limiting, segregating, or classifying employees of the Insured Organization or applicants for employment with the Insured Organization in their compensation terms, conditions, opportunities, or privileges of employment on any of the following grounds: race, color, national origin, religion, creed, gender, sexual orientation, pregnancy, disability, medical condition, age, marital status, Vietnam Era Veteran status, military service, or any other legally protected category, status, or characteristic established pursuant to domestic law, including the Civil Rights Act of 1964 Title VII, Civil Rights Act of 1991, Rehabilitation Act of 1973, Age Discrimination in Employment Act, Older Workers Benefit Protection Act, Uniformed Services Employment and Reemployment Rights Act of 1994, Americans With Disabilities Act, or Family Medical Leave Act;

5.

an adverse employment action with regard to an employee of the Insured Organization on account of such employee’s exercise or attempted exercise of rights protected by law, or on account of such employee’s cooperation with a proceeding or investigation regarding alleged violations of law; or

6.

an actual or constructive termination of an employment relationship with the Insured Organization in a manner or for a reason that is contrary to applicable law or in violation of a written, oral, or implied agreement, other than a collective bargaining agreement, for continued employment.

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U.	Wrongful Act means:

1.	an actual or alleged breach of fiduciary duty by, or on behalf of, the Insured with respect to an Employee Benefit Plan, including:

a.

an actual or alleged breach of duties, obligations, and responsibilities imposed by ERISA, COBRA, HIPAA, or similar domestic or foreign law, in the discharge of the Insured’s duties with respect to an Employee Benefit Plan; or

b.	any other matter claimed against an Insured solely because of the Insured’s status as a fiduciary of an Employee Benefit Plan; or

2.	an actual or alleged negligent act, error, or omission, by or on behalf of, the Insured in the Administration of Employee Benefits.

III. EXCLUSIONS

A.	EXCLUSIONS APPLICABLE TO ALL LOSS

1.	BODILY INJURY, PERSONAL INJURY, AND PROPERTY DAMAGE

The Company will not be liable for Loss on account of a Claim for: (i) bodily injury, mental anguish, emotional distress, loss of consortium, sickness, disease, or death of any person; (ii) false arrest, detention, imprisonment, or malicious prosecution; (iii) wrongful entry, wrongful eviction, invasion of the right of private occupancy; or (iv) damage to, or destruction of, tangible or intangible property or data, including the loss of the use of such property or data.

2.	CONTRACTUAL LIABILITY

a.	The Company will not be liable for Loss on account of a Claim for any liability of others assumed by an Insured under an oral or written contract or agreement, other than an Employee Benefit Plan.

b.	Exclusion A.2 will not apply to the extent that the Insured would have been liable in the absence of such contract or agreement.

3.	EMPLOYMENT LAWS

The Company will not be liable for Loss on account of a Claim for a violation of: (i) the responsibilities, duties or obligations under any law concerning Social Security, unemployment insurance, workers’ compensation, disability insurance, or any similar law; or (ii) the Worker Adjustment and Retraining Notification Act (WARN), Occupational Safety and Health Act (OSHA), Fair Labor Standards Act (FLSA), National Labor Relations Act (NLRA), or similar law, other than COBRA, HIPAA, or ERISA.

4.	POLLUTION

The Company will not be liable for Loss on account of a Claim: (i) for the actual, alleged, or threatened discharge, dispersal, seepage, migration, release, or escape of a Pollutant; (ii) for any request, demand, order, or statutory or regulatory requirement that any Insured or others test for, monitor, clean up, remove, contain, treat, detoxify, neutralize, or in any way respond to or assess the effects of a Pollutant; or (iii) brought by or on behalf of any governmental authority because of testing for, monitoring, cleaning up, removing, containing, treating, detoxifying, neutralizing, or in any way responding to or assessing the effects of a Pollutant.

5.	PRIOR NOTICE

The Company will not be liable for Loss on account of a Claim based upon or arising out of any fact, circumstance, situation, event, Wrongful Act, or Related Wrongful Act that has been the subject of a written notice given by, or on behalf of, an Insured under a fiduciary liability, or similar type insurance.

6.	PRIOR OR PENDING PROCEEDING

The Company will not be liable for Loss on account of a Claim based upon or arising out of any fact, circumstance, situation, event, Wrongful Act, or Related Wrongful Act, underlying or alleged in a prior or pending civil, criminal, administrative, or regulatory proceeding, including a mediation, arbitration, or other alternative dispute resolution against an Insured, as of, or prior to, the applicable Prior or Pending Proceeding Date set forth in ITEM 5 of the Declarations for this Liability Coverage.

7.	SETTLEMENT PROGRAM

The Company will not be liable for Loss for a Settlement Program based upon or arising out any fact, circumstance, situation, event, Wrongful Act, or Related Wrongful Act that is, or reasonably would be regarded as, the basis for a Settlement Program about which any Executive Officer had knowledge prior to the Inception Date set forth in ITEM 2 of the Declarations for this Liability Coverage.

IVFRI-16001 Ed. 01-16	Page 4 of 7
© 2016 The Travelers Indemnity Company. All rights reserved.

8.	WORKPLACE MISCONDUCT

The Company will not be liable for Loss on account of a Claim based upon or arising out of Workplace Misconduct, other than Claims asserted under ERISA.

B.	EXCLUSIONS APPLICABLE TO LOSS, OTHER THAN DEFENSE EXPENSES

1.	DISHONEST, CRIMINAL, AND FRAUDULENT ACTS

a.

The Company will not be liable for Loss, other than Defense Expenses, on account of a Claim based upon or arising out of any deliberately dishonest, criminal, or fraudulent act or omission, or a willful violation of law or regulation, if a final nonappealable adjudication adverse to the Insured in any underlying action establishes that such Insured committed such act, omission, or willful violation.

b.

For purposes of applying Exclusion B.1: (i) no fact pertaining to, or knowledge possessed by, an Insured Person will be imputed to another Insured Person; and (ii) only facts pertaining to, or knowledge possessed by, an Executive Officer will be imputed to the Insured Organization.

2.	IMPROPER PROFIT

a.

The Company will not be liable for Loss, other than Defense Expenses, on account of a Claim based upon or arising out of an Insured’s acquisition of any profit, remuneration, or financial advantage to which such Insured was not legally entitled, if a final nonappealable adjudication adverse to the Insured in any underlying action establishes that such Insured was not legally entitled to such profit, remuneration, or financial advantage.

b.

For purposes of applying Exclusion B.2: (i) no fact pertaining to, or knowledge possessed by, an Insured Person will be imputed to another Insured Person; and (ii) only facts pertaining to, or knowledge possessed by, an Executive Officer will be imputed to the Insured Organization.

3.	EQUITABLE RELIEF

The Company will not be liable for Loss, other than Defense Expenses, for a Claim seeking costs and expenses to comply with an order, judgment, or award of injunctive or other equitable relief, or the portion of a settlement encompassing injunctive or other equitable relief, including actual or anticipated costs and expenses associated with, or arising from, an Insured’s obligation to provide reasonable accommodation under, or otherwise comply with, the Americans With Disabilities Act or the Rehabilitation Act of 1973, or any similar domestic or foreign law.

IV. CONDITIONS

A.	ACQUISITION OR FORMATION OF AN EMPLOYEE BENEFIT PLAN

1.

If, during the Policy Period, the Insured Organization acquires or forms an Employee Benefit Plan, this Liability Coverage will provide coverage for that acquired or formed Employee Benefit Plan and its Insured Persons, subject to all other terms and conditions of this Liability Coverage, but only for Claims for Wrongful Acts occurring wholly during the time that the Insured Organization is sole sponsor with regard to the Employee Benefit Plan.

2.

Such coverage pursuant to CONDITION A.1. will only apply to a Pension Plan acquired or formed by the Insured Organization if the Insured Organization provides written notice of such acquisition or formation to the Company and an application has been submitted to the Company, including any documentation and information as the Company may require, within 90 days after the effective date of such acquisition or formation. Coverage for the acquired or formed Pension Plan will not be afforded following such 90-day period unless the Company has agreed to provide such coverage, subject to any additional terms and conditions as the Company may require, and the Named Insured has paid the Company an additional premium as may be required by the Company. This notice requirement and the 90-day limitation of coverage will not apply, if: (i) the total assets of the acquired or formed Pension Plan, as of the effective date of such acquisition or formation, do not exceed 30% of the total plan assets shown on the most recent Application submitted by the Insured Organization; or (ii) the acquisition or formation occurs within 90 days prior to the end of the Policy Period.

3.

If such acquired or formed Employee Benefit Plan is an Employee Stock Ownership Plan that is not part of, and is separate from, any other Pension Plan, the coverage provided pursuant to this section to such Employee Stock Ownership Plan will be limited to actual or alleged negligent acts, errors, or omissions by, or on behalf of, the Insured in the ESOP Administration of Employee Benefits.

IVFRI-16001 Ed. 01-16	Page 5 of 7
© 2016 The Travelers Indemnity Company. All rights reserved.

B.	HIPAA CIVIL MONEY PENALTIES

1.

The Company’s maximum limit of liability for all civil money penalties under the privacy provisions of HIPAA will be the amount set forth in ITEM 5 of the Declarations as the HIPAA Limit of Liability, which amount is included within, and not in addition to, any applicable limit of liability.

2.	None of the Retention amounts set forth in ITEM 5 of the Declarations will apply to civil penalties under the privacy provisions of HIPAA.

C.	INSURED’S DUTIES IN THE EVENT OF A SETTLEMENT PROGRAM NOTICE

All Settlement Program Notices must be sent by mail, prepaid express courier, or electronic mail to the address set forth in ITEM 3 of the Declarations, and will be effective upon receipt. The Insured will not enter into a Settlement Program or incur any Settlement Fees in connection with a Settlement Program Notice without the Company’s prior written consent, which will not be unreasonably withheld. The Company will not be liable for any Settlement Fees to which it has not consented.

D.	MERGER OF PLANS

1.

If, during the Policy Period, an Employee Benefit Plan is merged with another Employee Benefit Plan, this Liability Coverage will continue to provide coverage for both plans, subject to all other terms and conditions of this Liability Coverage, and only for as long as this Liability Coverage remains in effect as to the Named Insured.

2.

If, during the Policy Period, an Employee Benefit Plan (Covered Plan) is merged with another Welfare Plan or Pension Plan for which coverage is not provided under this Liability Coverage, this Liability Coverage will continue to provide coverage for only the Covered Plan, subject to all other terms and conditions of this Liability Coverage, and only for as long as this Liability Coverage remains in effect as to the Named Insured, but only for Claims for Wrongful Acts that occurred prior to the date of such merger.

E.	SALE OF PLAN

1.

If prior to or during the Policy Period an Employee Benefit Plan is sold, then this Liability Coverage will provide coverage for such plan, subject to all other terms, conditions and limitations of this Liability Coverage and only for so long as this Liability Coverage remains in effect as to the Named Insured.

2.

The coverage provided pursuant to CONDITION F. will apply only: (i) for Claims for Wrongful Acts that occurred prior to the date of such sale; (ii) while such plan was sponsored solely by an Insured Organization exclusively for the benefit of employees of Insured Organizations; and (iii) if notice of such sale is given to the Company prior to the end of such Policy Period.

F.	SETTLEMENT PROGRAM – LIMIT OF LIABILITY AND RETENTION

1.

The Company’s maximum limit of liability for all Settlement Fees in connection with a Settlement Program Notice will be the amount set forth in ITEM 5 of the Declarations as the Settlement Program Limit of Liability, which amount is included within, and not in addition to, any applicable limit of liability.

2.

Settlement Fees incurred with respect to a Settlement Program Notice will be subject to the applicable Retention set forth in ITEM 5 of the Declarations. If a Settlement Program Notice results in a Claim, the applicable Retentions will be applied separately to such Claim and Settlement Program Notice, respectively, but the sum of such Retentions will not exceed the largest of such Retentions.

G.	SETTLEMENT PROGRAM – ERP AND RUN-OFF ERP

1.

The Extended Reporting Period described in the General Terms and Conditions, section III. CONDITIONS B. EXTENDED REPORTING PERIOD will apply only to Settlement Fees incurred by the Insured in connection with a Settlement Program Notice as a result of the Insured’s participation during the Extended Reporting Period in a Settlement Program, but only if such participation commences during the Extended Reporting Period and involves an Employee Benefit Plan’s actual or alleged inadvertent noncompliance with any statute, rule, or regulation before the effective date of such termination or nonrenewal.

2.

The extension of coverage described in the General Terms and Conditions, section III. CONDITIONS O. CHANGE OF CONTROL, 3. will apply only to Settlement Fees incurred by the Insured in connection with a Settlement Program Notice as a result of the Insured’s participation in a Settlement Program during such extension, but only if such participation commences during such extension and involves an Employee Benefit Plan’s actual or alleged inadvertent noncompliance with any statute, rule, or regulation before the change of control occurred.

IVFRI-16001 Ed. 01-16	Page 6 of 7
© 2016 The Travelers Indemnity Company. All rights reserved.

H.	TERMINATION OF PLAN

If before or during the Policy Period, an Employee Benefit Plan is terminated, this Liability Coverage will provide coverage for such Employee Benefit Plan, subject to all other terms, conditions and limitations of this Liability Coverage, for as long as this Liability Coverage remains in effect as to the Named Insured.

IVFRI-16001 Ed. 01-16	Page 7 of 7
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SECTION 502(c) PENALTIES AND SECTION 4975 PENALTIES ENDORSEMENT – $0 RETENTION

This endorsement changes the following:

Fiduciary Liability

It is agreed that:

1.	The following is added to ITEM 5 of the Declarations:

Section 4975 Penalties Limit of Liability:

$250,000

Section 502(c) Penalties Limit of Liability:

$250,000

2.	The following replaces section II. DEFINITIONS, M., 1. and 2.:

1.

civil or criminal fines (except Settlement Fees pursuant to Insuring Agreement B; Section 502(c) Penalties; civil penalties under ERISA §§ 502(i) or 502(l) or the privacy provisions of HIPAA; or, in the United Kingdom, civil penalties imposed by the Pensions Ombudsmen appointed by the Secretary of State for Social Services or by the Occupational Pensions Regulatory Authority, Pensions Regulator, or any successor body thereto, provided that the funds or assets of the pension scheme will not be used to fund, pay or reimburse the premium for this coverage or any portion thereof);

2.	sanctions; liquidated damages; payroll or other taxes (except Section 4975 Penalties); or damages or types of relief deemed uninsurable under applicable law;

3.	The following is added to section II. DEFINITIONS:

Section 4975 Penalties mean the 15% or less tax imposed on any Insured as a penalty pursuant to the Internal Revenue Code § 4975.

Section 502(c) Penalties mean civil penalties imposed on any Insured pursuant to ERISA § 502(c), including such penalties imposed on any Insured pursuant to the Pension Protection Act of 2006.

4.	The following is added to section III. EXCLUSIONS, A., EXCLUSIONS APPLICABLE TO ALL LOSS:

SECTION 4975 PENALTIES

The Company will not be liable for Loss for a Claim for Section 4975 Penalties based upon or arising out of any:

a.	fact, circumstance, situation, or event that is or reasonably would be regarded as a Wrongful Act about which an Insured had knowledge prior to 9/27/2011; or

b.	Wrongful Act occurring or alleged to have occurred, in whole or in part, prior to 9/27/2011.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 107024505

IVFRI-19008 Ed. 01-16	Page 1 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

SECTION 502(c) PENALTIES

The Company will not be liable for Loss for a Claim for Section 502(c) Penalties based upon or arising out of any:

a.	fact, circumstance, situation, or event that is or reasonably would be regarded as a Wrongful Act about which an Insured had knowledge prior to 9/27/2011; or

b.	Wrongful Act occurring or alleged to have occurred, in whole or in part, prior to 9/27/2011.

5.	The following is added to section IV. CONDITIONS:

SECTION 4975 PENALTIES – LIMIT OF LIABILITY AND ZERO RETENTION

The Company’s maximum liability for all Section 4975 Penalties will be the Section 4975 Penalties Limit of Liability set forth in ITEM 5 of the Declarations, which amount is included within, and not in addition to, any applicable limit of liability.

None of the Retention amounts set forth in ITEM 5 of the Declarations will apply to Section 4975 Penalties.

SECTION 502(c) PENALTIES – LIMIT OF LIABILITY AND ZERO RETENTION

The Company’s maximum liability for all Section 502(c) Penalties will be the Section 502(c) Penalties Limit of Liability set forth in ITEM 5 of the Declarations, which amount is included within, and not in addition to, any applicable limit of liability.

None of the Retention amounts set forth in ITEM 5 of the Declarations will apply to Section 502(c) Penalties.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVFRI-19008 Ed. 01-16	Page 2 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PPACA CIVIL MONEY PENALTIES ENDORSEMENT

This endorsement changes the following:

Fiduciary Liability

It is agreed that:

1.	The following is added to ITEM 5 of the Declarations:

PPACA Civil Money Penalties Limit of Liability:

$250,000

2.	The following is added to section II. DEFINITIONS:

PPACA Civil Money Penalties mean civil money penalties or fines imposed on an Insured pursuant to the Patient Protection and Affordable Care Act, including any rules or regulations promulgated thereunder.

PPACA Civil Money Penalties do not include any civil money penalties imposed on an Insured pursuant to the Internal Revenue Code § 4980H.

3.	The following replaces section II. DEFINITIONS, M., 1.:

1.

civil or criminal fines (except Settlement Fees pursuant to Insuring Agreement B.; PPACA Civil Money Penalties; civil penalties under ERISA §§ 502(i) and 502(l) or the privacy provisions of HIPAA; or, in the United Kingdom, civil penalties imposed by the Pensions Ombudsmen appointed by the Secretary of State for Social Services or by the Occupational Pensions Regulatory Authority, Pensions Regulator, or any successor body thereto, provided that the funds or assets of the pension scheme will not be used to fund, pay or reimburse the premium for this coverage or any portion thereof);

4.	The following is added to section IV. CONDITIONS:

PPACA CIVIL MONEY PENALTIES – LIMIT OF LIABILITY

The Company’s maximum limit of liability for all PPACA Civil Money Penalties will be the PPACA Civil Money Penalties Limit of Liability set forth in ITEM 5 of the Declarations, which amount is included within, and not in addition to, any applicable limit of liability.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 107024505

IVFRI-19009 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SECTION 507 PENALTIES ENDORSEMENT—$0 RETENTION

This endorsement changes the following:

Fiduciary Liability

It is agreed that:

1.	The following is added to ITEM 5 of the Declarations:

Section 507 Penalties Limit of Liability: $250,000

2.	The following is added to II. DEFINITIONS, M. Loss, 1.:

Provided that M.1. will not apply to civil money penalties imposed upon an Insured pursuant to the Pension Protection Act of 2006, Title 5 § 507

3.	The following is added to IV. CONDITIONS

SECTION 507 PENALTIES – LIMIT OF LIABILITY AND ZERO RETENTION

The Company’s maximum liability for all penalties under the Pension Protection Act of 2006, Title 5 § 507 is the Section 507 Penalties Limit of Liability set forth in ITEM 5 of the Declarations, which amount is included within, and not in addition to, any applicable limit of liability. No Retention will apply to Loss for such § 507 penalties.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 107024505

IVFRI-19015 Ed. 07-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SEPARATE RETENTION FOR PROPRIETARY FUND CLAIMS ENDORSEMENT

This endorsement changes the following:

Fiduciary Liability

It is agreed that:

1.	The following is added to the Retention section, ITEM 5 of the Declarations:

Proprietary Fund Claim Retention:

$500,000

2.	The following is added to II. DEFINITIONS of the Fiduciary Liability Coverage:

Proprietary Fund Claim means any Claim based upon or arising out of, in whole or in part, an Employee Benefit Plan’s investments or investment options in an investment company or investment fund that is sponsored, managed, advised, or administered by an Insured Organization or its affiliated companies.

3.	The following is added to IV. CONDITIONS of the Fiduciary Liability Coverage: PROPRIETARY FUND CLAIM—RETENTION

Loss incurred with respect to each Proprietary Fund Claim will be subject to the Proprietary Fund Claim Retention set forth in ITEM 5 of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number:107024505

IVFRI-0001 Ed. 11-18	Page 1 of 1
© 2018 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

90 DAYS TO ELECT EXTENDED REPORTING PERIOD ENDORSEMENT

This endorsement changes the following:

Fiduciary Liability

It is agreed that:

The following modifies section III. CONDITIONS, B. EXTENDED REPORTING PERIOD, 1, 7: “60 days” is replaced by “90 days”

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number:107024505

IV-10098 Ed. 07-17	Page 1 of 1
© 2017 The Travelers Indemnity Company. All rights reserved.

Disclosure Statement

It is our pleasure to present the enclosed policy to you

for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE STATEMENT TO THE CUSTOMER WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

U-GU-873-A CW (06/11)

Disclosure Statement

NOTICE OF DISCLOSURE FOR AGENT & BROKER COMPENSATION

If you want to learn more about the compensation Zurich pays agents and brokers visit:

http://www.zurichnaproducercompensation.com

or call the following toll-free number: (866) 903-1192.

This Notice is provided on behalf of Zurich American Insurance Company and its underwriting subsidiaries.

U-GU-874-A CW (06/11)

Important Notice – In Witness Clause

In return for the payment of premium, and subject to the terms of this policy, coverage is provided as stated in this policy.

IN WITNESS WHEREOF, this Company has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly Authorized Representative(s).

President	Corporate Secretary

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich in North America

Customer Inquiry Center

1299 Zurich Way

Schaumburg, Illinois 60196-1056

1-800-382-2150 (Business Hours: 8am - 4pm [CT])

Email: info.source@zurichna.com

U-GU-319-F (01/09)

Advisory notice to policyholders regarding the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) regulations

No coverage is provided by this policyholder notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your declarations page for complete information on the coverages you are provided.

This notice provides information concerning possible impact on your insurance coverage due to directives issued by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

Please read this Notice carefully.

OFAC administers and enforces sanctions policy based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

•	Foreign agents;

•	Front organizations;

•	Terrorists;

•	Terrorist organizations; and

•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons.” This list can be located on the United States Treasury’s web site – http://www.treasury.gov/about/organizational-structure/offices/Pages/Office-of-Foreign-Assets-Control.aspx.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claimingthe benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC restrictions. When an insurance policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from OFAC. Other limitations on premiums and payments also apply.

U-GU-1041-A (3/11)

Includes copyrighted material of Insurance Services Office, Inc., with its permission.

Home Offices P.O. Box 1227 Baltimore, MD 21203	EXCESS BOND

☒   Fidelity and Deposit Company of Maryland

            ☐  Colonial American Casualty and Surety Company

(stock insurance company, herein called Underwriter)

Bond No.    FIB 1871418-01

DECLARATIONS

ITEM 1.	Name of Insured: Cohen & Steers Capital Management, Inc.

	Principal Address:	280 Park Avenue
		No.	Street
		New York		NY	10017
		City		State

ITEM 2.	Bond Period: from 12:01 a.m. on 12/31/2020 to 12:01 a.m. on 12/31/2021 at the address of the Insured stated above.
	(Month, Day, Year)			(Month, Day, Year)

ITEM 3.	The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $5,000,000

ITEM 4.	Schedule of Underlying Bonds:
a. Primary Bond
	Underwriter		Bond No.	Limit	Deductible
Travelers Casualty and Surety Company of America			106841644	$25,000,000	$25,000

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

See Attached Rider/Endorsement Index

ITEM 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FIB 1871418-00 such termination or cancellation to be effective as of the time this bond becomes effective.

Countersigned by:

Authorized Representative

EXCESS BOND

In consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter, and to the Underlying Underwriter of the Underlying Bond, by the Insured in applying for this bond, and subject to the Declarations, terms, conditions, limitations and exclusions hereof, the Underwriter and the Insured agree:

1.	INSURING AGREEMENT

The Underwriter shall provide the Insured coverage, during the Bond Period set forth in Item 2. of the Declarations, excess of the Underlying Bond in Item 4. of the Declarations. Coverage hereunder shall apply only after all such Underlying Bond has been exhausted and shall then apply in conformance with the terms, conditions and limitations of the bond immediately underlying this bond, except as specifically set forth in the terms, conditions and limitations of this bond.

2.	DEFINITIONS

As used in this bond:

(a)	Insured means those organizations covered under the bond immediately underlying this bond.

(b)	Primary Bond means the bond scheduled in Item 4.a. of the Declarations.

(c)	Underlying Bond means all those bonds scheduled in Item 4. of the Declarations and any bonds replacing them.

3.	MAINTENANCE OF UNDERLYING BONDS

All of the Underlying Bonds scheduled in Item 4. of the Declarations shall be maintained during the Bond Period in full force and effect and affording coverage at least as broad as the Primary Bond, except for any reduction of the aggregate limit(s) of liability available under the Underlying Bond solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this bond, but the Underwriter shall not be liable to a greater extent than if this condition had been complied with, providing that nothing in this provision shall be deemed to negate Section 11. of this bond.

In the event of any actual or alleged failure by the Insured to give notice or to exercise any extensions under any Underlying Bond, the Underwriter shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure.

4.	EXHAUSTION OF UNDERLYING LIMIT(S)

Upon the exhaustion of the limit(s) of liability of the Underlying Bond solely as the result of actual payment of loss thereunder by the applicable Underwriters, this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue to apply to losses as excess coverage over the amount of coverage remaining under such Underlying Bond. Upon the exhaustion of all the limit(s) of liability of such Underlying Bond solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

5.	AGGREGATE LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations is the limit of liability of the Underwriter and shall be the maximum aggregate limit of liability of the Underwriter for the Bond Period.

6.	CLAIM PARTICIPATION

The Underwriter may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim brought by or against any Insured under this bond, even if the Underlying Bond has not been exhausted.

7.	SUBROGATION—RECOVERIES

In that this bond is excess coverage, the Insured’s and the Underwriter’s right of recovery against any person or entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this bond, the

EXCESSBD EXCESS BOND DROP DOWN, FOLLOW FORM	Page 1 of 2

Underwriter shall be subrogated to all the Insured’s rights of recovery against any person or organization, to the extent of such payment, and the Insured shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the underwriters of any Underlying Bond to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

8.	NOTICE

As soon as practicable, the Insured shall give the Underwriter notice:

(a)	in the event of the cancelation of any Underlying Bond;

(b)	of any loss or any situation that could give rise to a loss under any Underlying Bond;

(c)	of any alteration of any provisions of any Underlying Bond;

(d)	of any additional or return premiums charged or allowed in connection with any Underlying Bond.

9.	ALTERATION

No change in or modification of this bond shall be effective except when made by rider signed by an authorized representative of the Underwriter or any of its agents relating to this bond.

10.	BOND TERMINATION OR CANCELATION

This bond may be canceled by the Insured at any time by written notice or by surrender of this bond to the Underwriter. This bond may also be canceled by or on behalf of the Underwriter by delivery to the Insured or by mailing to the Insured, by registered, certified or other first class mail, at the address shown in Item 1. of the Declarations, written notice stating when, not less than sixty (60) days thereafter, the cancelation shall become effective.

The mailing of such notice as aforesaid shall be sufficient proof of notice and this bond shall terminate at the date and hour specified in such notice.

If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

The Underwriter shall refund the unearned premium computed at customary short rates if the bond is terminated in its entirety by the Insured. Under any other circumstances, the refund shall be computed pro rata.

11.	TERMINATION OF UNDERLYING BOND

This bond shall terminate immediately upon the termination of any Underlying Bond scheduled in Item 4. of the Declarations, whether by the Insured or the applicable Underlying Underwriters. Notice of cancelation or nonrenewal of any one of the aforementioned bonds duly given by any aforementioned Underlying Underwriter, shall serve as notice of the cancelation or nonrenewal of this bond by the Underwriter.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its President and by its Secretary at Schaumburg, Illinois, and to be countersigned on the Declarations by a duly authorized representative.

Attest		By
	Secretary		President

EXCESSBD EXCESS BOND DROP DOWN, FOLLOW FORM	Page 2 of 2

Rider/Endorsement Index

Policy/Bond No.	Eff. Date of Policy/Bond	Exp. Date of Policy/Bond	Eff. Date of Endorsement/Rider	Add’l Prem.	Return Prem.
FIB 1871418-01	12/31/2020	12/31/2021	12/31/2020	---	---

Policyholder/Name of Insured: Cohen & Steers Capital Management, Inc.

Form Name	Form Number	Edition Date	Endorsement No.

Disclosure Statement	U-GU-873-A CW	06/11

Notice of Disclosure for Agent & Broker Compensation	U-GU-874-A CW	06/11

Important Notice – In Witness Clause	U-GU-319-F	01/09

Advisory Notice to Policyholder (OFAC)	U-GU-1041-A	03/11

Excess Bond Declaration	U-FIB-MAN-A CW

Exhaustion Underlying Limits Amended Endorsement	N-FIBM-1014N CW	01/15	01

Sanctions Exclusion Endorsement	U-GU-1191-A CW	03/15	02

Declarations Amended Rider	N-FIBM-1008N CW	01/15	03

U- FIB-1022- B CW (10/08)

Includes copyrighted material of Insurance Services Office, Inc. with its permission. Includes copyrighted material of Surety & Fidelity Association of America, with its permission.

Endorsement # 01

Exhaustion of Underlying Limits Amended (Non-Follow Form All Sublimits)

Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of End.	Add’l Prem.	Return Prem.
FIB 1871418-01	12/31/2020	12/31/2021	12/31/2020	---	---

Insured: Cohen & Steers Capital Management, Inc.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Bond

It is agreed that:

The following Section.4. EXHAUSTION OF UNDERLYING LIMIT(S) is amended to include the following:

Any coverage under the Primary Bond that provides for a maximum Limit that is less than the Limit stated in Item 4. of the Declarations for such Underlying Bonds (“Sublimit”) shall not be provided coverage for payment of loss by this policy.

ALL OTHER TERMS AND CONDITIONS OF THIS EXCESS BOND APPLY AND SHALL REMAIN UNCHANGED.

N-FIBM-1014N CW (01/15)

Endorsement # 02

SANCTIONS EXCLUSION ENDORSEMENT

Policyholder:     Cohen & Steers Capital Management, Inc.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following exclusion is added to the policy to which it is attached and supersedes any existing sanctions language in the policy, whether included in an Exclusion Section or otherwise:

SANCTIONS EXCLUSION

Notwithstanding any other terms under this policy, we shall not provide coverage nor will we make any payments or provide any service or benefit to any insured, beneficiary, or third party who may have any rights under this policy to the extent that such cover, payment, service, benefit, or any business or activity of the insured would violate any applicable trade or economic sanctions law or regulation.

The term policy may be comprised of common policy terms and conditions, the declarations, notices, schedule, coverage parts, insuring agreement, application, enrollment form, and endorsements or riders, if any, for each coverage provided. Policy may also be referred to as contract or agreement.

We may be referred to as insurer, underwriter, we, us, and our, or as otherwise defined in the policy, and shall mean the company providing the coverage.

Insured may be referred to as policyholder, named insured, covered person, additional insured or claimant, or as otherwise defined in the policy, and shall mean the party, person or entity having defined rights under the policy.

These definitions may be found in various parts of the policy and any applicable riders or endorsements.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED

U-GU-1191-A CW (03/15)

Endorsement # 03 Declarations Amended Rider (Per Loss-Aggregate Limit)

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add’l Prem.	Return Prem.
FIB 1871418-01	12/31/2020	12/31/2021	12/31/2020	—	—

Insured: Cohen & Steers Capital Management, Inc.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

Excess Bond

It is agreed that:

I.	Item 3. of the Declarations is replaced with the following:

Item 3. The Limit of Liability of the Underwriter during the Bond Period shall be

A. Per Loss Limit of Insurance:                $5,000,000

B. Aggregate Limit of Insurance:             NA

II. Section 5. AGGREGATE LIMIT OF INSURANCE is replaced with the following:

The amount set forth in Item 3.A. of the Declarations shall be the Underwriter’s maximum liability for any one loss under this bond covered by the Underlying Bond in effect during the Bond Period.

The amount set forth in Item 3.B. of the Declarations shall be the Underwriter’s maximum aggregate liability with respect to all loss(es) under this bond covered by the Underlying Bond in effect during the Bond Period. The Aggregate Limit of Insurance shall be reduced by the amount of any payment made by the Underwriter under this bond. If the Aggregate Limit of Insurance is exhausted, the Underwriter shall have no further liability to pay for any loss under the bond.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY SHALL APPLY AND REMAIN UNCHANGED.

N-FIBM-1008N CW (01/15)

Exhibit 2

FIDELITY BOND AGREEMENT

This Agreement is made as of this 8th day of December, 2020 by and among Cohen & Steers Capital Management, Inc. (the “Advisor”), Cohen & Steers Alternative Income Fund, Inc., Cohen & Steers Global Infrastructure Fund, Inc., Cohen & Steers Global Realty Shares, Inc., Cohen & Steers Institutional Realty Shares, Inc., Cohen & Steers International Realty Fund, Inc., Cohen & Steers Preferred Securities and Income Fund, Inc., Cohen & Steers Real Estate Securities Fund, Inc., Cohen & Steers Realty Shares, Inc., Cohen & Steers Real Assets Fund, Inc., Cohen & Steers MLP & Energy Opportunity Fund, Inc., Cohen & Steers Low Duration Preferred and Income Fund, Inc., Cohen & Steers Preferred Securities and Income SMA Shares, Inc, Cohen & Steers Closed-End Opportunity Fund, Inc., Cohen & Steers Infrastructure Fund, Inc., Cohen & Steers Quality Income Realty Fund, Inc., Cohen & Steers REIT and Preferred and Income Fund, Inc., Cohen & Steers Select Preferred and Income Fund, Inc., Cohen & Steers Total Return Realty Fund, Inc., Cohen & Steers Limited Duration Preferred and Income Fund, Inc., Cohen & Steers MLP Income and Energy Opportunity Fund, Inc. and Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund (collectively, the “Funds”).

W I T N E S S E T H:

WHEREAS, each of the Funds are a registered investment company under the Investment Company Act of 1940 (the “Act”); and

WHEREAS, the Advisor has agreed to provide certain administrative services to the Funds, including the purchase of a bond required by the Act and Rule 17g-1 promulgated thereunder pursuant to which the Funds and the Advisor are named insureds; and

WHEREAS, Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters.

NOW, THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1. Procurement of Bond. The Advisor agrees to procure a Bond on behalf of the Funds from a reputable fidelity insurance company, designating the Advisor and the Funds as named insureds (the “Bond”).

2. Amount. The Bond shall be in the amount based upon the total assets of each Fund, which are equal to or in excess of the minimum coverage required for each Fund under Rule 17g-1 and federal statutes and regulations.

3. Minimum Recovery. In the event recovery is received under the Bond as a result of a loss sustained by the Advisor or one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery, which shall be at least equal to the amount that each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

4. Term. The term of this Agreement shall be through December 31, 2021 and shall continue thereafter so long as the continuance is specifically approved annually by a majority of the independent directors of each Fund and a majority of the entire Board of Directors of each Fund.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

COHEN & STEERS CAPITAL MANAGEMENT, INC.

By:	/s/ Francis C. Poli
Francis C. Poli
Executive Vice President, General Counsel

COHEN & STEERS ALTERNATIVE INCOME FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS GLOBAL INFRASTRUCTURE FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS GLOBAL REALTY SHARES, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS INSTITUTIONAL REALTY SHARES, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS INTERNATIONAL REALTY FUND, INC.

By:	/s/ Dana DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS PREFERRED SECURITIES AND INCOME FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS REAL ESTATE SECURITIES FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS REALTY SHARES, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS REAL ASSETS FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS MLP & ENERGY OPPORTUNITY FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS LOW DURATION PREFERRED AND INCOME FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS PREFERRED SECURITIES AND INCOME SMA SHARES, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS CLOSED-END OPPORTUNITY FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS INFRASTRUCTURE FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS QUALITY INCOME REALTY FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS REIT AND PREFERRED AND INCOME FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS SELECT PREFERRED AND INCOME FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS TOTAL RETURN REALTY FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS LIMITED DURATION PREFERRED AND INCOME FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS MLP INCOME AND ENERGY OPPORTUNITY FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS TAX-ADVANTAGED PREFERRED SECURITIES AND INCOME FUND

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

Exhibit 3

COHEN & STEERS ALTERNATIVE INCOME FUND, INC.

COHEN & STEERS GLOBAL INFRASTRUCTURE FUND, INC.

COHEN & STEERS GLOBAL REALTY SHARES, INC.

COHEN & STEERS INSTITUTIONAL REALTY SHARES, INC.

COHEN & STEERS INTERNATIONAL REALTY FUND, INC.

COHEN & STEERS PREFERRED SECURITIES AND INCOME FUND, INC.

COHEN & STEERS REAL ESTATE SECURITIES FUND, INC.

COHEN & STEERS REALTY SHARES, INC.

COHEN & STEERS REAL ASSETS FUND, INC.

COHEN & STEERS MLP & ENERGY OPPORTUNITY FUND, INC.

COHEN & STEERS LOW DURATION PREFERRED AND INCOME FUND, INC.

COHEN & STEERS PREFERRED SECURITIES AND INCOME SMA SHARES, INC.

COHEN & STEERS CLOSED-END OPPORTUNITY FUND, INC.

COHEN & STEERS INFRASTRUCTURE FUND, INC.

COHEN & STEERS QUALITY INCOME REALTY FUND, INC.

COHEN & STEERS REIT AND PREFERRED AND INCOME FUND, INC.

COHEN & STEERS SELECT PREFERRED AND INCOME FUND, INC.

COHEN & STEERS TOTAL RETURN REALTY FUND, INC.

COHEN & STEERS LIMITED DURATION PREFERRED AND INCOME FUND, INC.

COHEN & STEERS MLP INCOME AND ENERGY OPPORTUNITY FUND, INC.

COHEN & STEERS TAX-ADVANTAGED PREFERRED SECURITIES AND INCOME FUND

(collectively, the “Funds”)

Certificate of Secretary

The undersigned, being the duly elected Secretary of the above-referenced Funds, each a Fund organized under the laws of the State of Maryland, hereby certifies that the following are the true and complete resolutions approved by the Board of Directors at a meeting held on December 8, 2020, and that said resolutions have not been revoked or amended and are now in full force and effect.

RESOLVED, that it is the determination of the Board, including a majority of the Independent Directors, that the insured Fidelity Bond (the “Bond”) among the Funds written by Travelers Casualty and Surety Company of America in the amount of $25,000,000 and Zurich American Insurance Company in the amount of $5,000,000 insuring the Funds and the other parties named as insured parties under the Bond (the “Parties”) for covered acts or omissions of the Fund’s officers and employees, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Funds to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Fund’s portfolio; and

Exhibit 3

RESOLVED, that the Board, including a majority of the Independent Directors, hereby approves the payment by each Fund of the portion of the extension premium for coverage under the Bond, as the case may be, in the amount described at this meeting, having given due consideration to all relevant factors including, but not limited to, the number of other Parties, the nature of the business activities of such other Parties, the amount of the relevant Bond, and the ratable allocation of the premium among all the relevant Parties; and

RESOLVED, that each of the appropriate officers of the Funds hereby is authorized to take such actions as may be required to amend the Bond to include in the coverage new funds advised, sub-advised or administered by CSCM or its affiliates, as of the date each is declared effective by the Securities and Exchange Commission (the “SEC”); and

RESOLVED, that each of the President, any Vice President, the Secretary, any Assistant Secretary and the Treasurer hereby is designated as the officer responsible for making all filings with the SEC and giving all notices on behalf of the Funds with respect to the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the form, terms and conditions of the Fidelity Bond Agreement (each an “Agreement”) between and among the Funds and the relevant Parties, substantially in the form discussed at this meeting, hereby are adopted and approved, and that each of the President, any Vice President, the Secretary, any Assistant Secretary and the Treasurer hereby is authorized and directed to execute and deliver the Agreement on behalf of the Funds with such changes therein as such officer determines is necessary or desirable, the execution thereof to be conclusive evidence of such determination; and

RESOLVED, that the actions taken by the appropriate officer or officers in respect of the matters referred to in the preceding resolutions hereby are ratified, adopted, and confirmed in all respects.

IN WITNESS WHEREOF, the undersigned has executed this certificate as Secretary of the above mentioned Funds on this 3rd day of February, 2021.

/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Officer

Exhibit 4

2020-2021 Bonding Requirement

	Assets as of 6/30/20	Amount of Bond
Open-End Funds
Cohen & Steers Alternative Income Fund, Inc.	$76,895,447	450,000
Cohen & Steers Institutional Realty Shares, Inc.	$3,545,853,063	2,300,000
Cohen & Steers International Realty Fund, Inc.	$530,939,695	900,000
Cohen & Steers Preferred Securities and Income Fund, Inc.	$8,780,119,069	2,500,000
Cohen & Steers Global Realty Shares, Inc.	$1,156,305,377	1,250,000
Cohen & Steers Real Estate Securities Fund, Inc.	$5,147,356,458	2,500,000
Cohen & Steers Realty Shares, Inc.	$4,971,096,694	2,500,000
Cohen & Steers Global Infrastructure Fund, Inc.	$343,817,591	750,000
Cohen & Steers MLP & Energy Opportunity Fund, Inc.	$93,999,019	450,000
Cohen & Steers Real Assets Fund, Inc.	$94,734,313	450,000
Cohen & Steers Low Duration Preferred and Income Fund, Inc.	$1,652,397,676	1,500,000
Cohen & Steers Preferred Securities and Income SMA Shares, Inc.	$11,104,772	200,000
		$15,750,000
Closed-End Funds
Cohen & Steers Closed-End Opportunity Fund, Inc.	$301,232,875	750,000
Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund	$1,249,648,740*	1,250,000
Cohen & Steers Limited Duration Preferred and Income Fund, Inc.	Common: $667,941,574 Managed: $982,941,574	1,000,000
Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.	Common: $69,817,528 Managed: $87,317,528	450,000
Cohen & Steers Quality Income Realty Fund, Inc.	Common: $1,593,272,670 Managed: $2,103,272,670	1,700,000
Cohen & Steers REIT and Preferred and Income Fund, Inc.	Common: $1,009,356,017 Managed: $1,359,356,017	1,250,000
Cohen & Steers Select Preferred & Income Fund, Inc.	Common: $287,293,210 Managed: $416,293,210	750,000
Cohen & Steers Infrastructure Fund, Inc.	Common: $2,117,604,791 Managed: $2,967,604,791	1,900,000
Cohen & Steers Total Return Realty Fund, Inc.	$320,354,166	750,000
		$9,800,000
Grand Total		$25,550,000

(*)	As of 10/31/2020.

Please note that the bond contains an endorsement which allows for “automatic increase in limits” as may be needed as a result of an increase in asset size or due to the addition of new Investment Companies. The increase will be automatic and without the payment of additional premiums for the remainder of the premium period.